SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 02 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Results dated 19 02 2019

Exhibit No: 99.1

IHG PLC - Preliminary Results for the year to 31 December 2018

Executing against our strategic initiatives to accelerate growth and deliver strong financial results

	Reported			Underlying4
	2018	2017	% Change	2018	2017	% Change
REPORTABLE SEGMENTS1
Revenue2	$1,933m	$1,730m	12%	$1,828m	$1,730m	6%
Revenue from fee business	$1,486m	$1,379m	8%	$1,469m	$1,379m	7%
Operating profit2	$816m	$758m	8%	$805m	$758m	6%
Fee margin3	52.4%	52.4%	0.0%pts	52.5%	52.4%	0.1%pts
Adjusted EPS	292.1¢	244.6¢	19%	290.5¢	244.6¢	19%

GROUP RESULTS5
Total revenue	$4,337m	$4,075m	6%	KEY METRICS
Operating profit	$670m	$724m	(7)%	● $27.4bn total gross revenue (up 6.6%)
Basic EPS	184.7¢	279.8¢	(34)%	● 2.5% global FY RevPAR (Q4 = 1.9%)
Total dividend per share	114.4¢	104.0¢	10%	● 4.8% net system growth to 837k rooms
Net debt	$1,530m	$1,851m	(17)%	● 99k signings; 271k pipeline rooms

1 Excludes System Fund results, hotel cost reimbursements and exceptional items. 2  Comprises the Group's fee business and owned, leased, and managed lease hotels, and excludes exceptional items. 3 Also excludes owned, leased and managed lease hotels, and significant liquidated damages. 4 Reportable segment results excluding owned asset disposals, significant liquidated damages, current year acquisitions and stated at constant FY 2017 exchange rates (CER).5  Includes System Fund results, hotel cost reimbursements and excludes exceptional items (except for Basic EPS).

●            FY Comparable RevPAR: Americas = 1.9% (US: FY = 1.3%; Q4 = 0.6%); EMEAA = 2.7%, Greater China = 6.9%.

●          Strongest net system size growth in a decade of 4.8% (+4.3% organic), including 56k room additions, up 17% YoY. 18k rooms removed leaving 837k rooms across the global estate.

●          Highest signings in a decade (+18% YoY) with nearly half of total signings from the Holiday Inn Brand Family.

●          Continued to strengthen and grow existing brands with increased pace of openings and innovations to enhance guest experience and owner returns including:

o  Holiday Inn Express new guest room designs now open or committed to in >50% estate globally.
o  Holiday Inn "Open Lobby" public space design now open or committed to in 80% of Europe estate.
o  Crowne Plaza renovation completed or on-going across one-third of the US estate.
o  Kimpton: continued global expansion, presence secured in 14 countries, with 18 deals signed in the year.

●            Rapid progress augmenting portfolio with new brands targeted at strategically identified opportunities:

o  avid hotels: >170 signed since launch, including in Canada and Mexico, and brand launched in Germany.
o  voco: our new upscale brand, successfully brought to market with 16 hotels (3k rooms) signed.
o  Regent Hotels & Resorts: acquired and brand re-positioned, with three further signings.
o  Six Senses: acquired brand in the top tier of luxury; expect to grow to over 60 hotels in the next 10 years.
o  New brand launch: Building on existing mainstream strength, 2019 planned launch of all-suites upper midscale brand targeted at an $18bn industry segment where strong guest and owner demand has driven a ~70% increase in room supply in the last 4 years.

Keith Barr, Chief Executive Officer, IHG, said:
"We have made excellent progress in 2018 executing against the strategic initiatives I set out a year ago to accelerate our growth, whilst delivering a strong financial performance. The investments we have made have had a significant impact, allowing us to further evolve our established brands, move quickly to strengthen our portfolio both organically and by acquisition, and create real momentum in our business. We have made further progress in 2019 with the acquisition of the top-tier luxury brand Six Senses and the planned launch of a new all-suites upper midscale brand.

Our strategic focus on accelerating our net rooms growth helped drive a net system size increase of 4.8%, and our best performance for both openings and signings in a decade, leaving us well positioned for future growth.

Global RevPAR increased 2.5%, with underlying operating profit growing 6%. This, combined with a 19% rise in underlying EPS, underpins our decision to raise the total dividend for the year by 10% and follows the payment of a $500m special dividend in January 2019, taking total shareholder returns announced for the year to over $700m.

The investments we have made have been funded through our group efficiency programme which is on track to deliver $125m of annual savings by 2020. We have successfully implemented a more efficient and agile organisational structure whilst building resources and capabilities focused on the most attractive growth opportunities.

We also further strengthened our owner proposition and revenue delivery enterprise, with the successful global roll-out of IHG Concerto, featuring our innovative new Guest Reservation System. This gives IHG the most sophisticated, cloud-based platform in the industry, with further enhancements set to be deployed in 2019.

The fundamentals of our business remain strong, and while there are macro-economic and geopolitical uncertainties in some markets, we are confident in the year ahead and that our strategy will deliver industry-leading net rooms growth over the medium term."

Update on strategic initiatives
We are making good progress working our strategic model harder to deliver industry-leading net rooms growth
●            Build and leverage scale - Building a leading position in the world's most attractive markets and highest opportunity segments, where our scale and resources matter most
-           Net system size up 4.8% to 837k rooms (5,603 hotels), up 4.3% excluding the acquisition of Regent Hotels & Resorts and a UK portfolio deal.
-           Continued to strengthen leading position in US Mainstream segment with 26% share of signings in the year.
-           Further strengthened our penetration in Greater China with 77 hotel openings and 142 hotel signings, taking the combined system and pipeline to over 730 hotels, almost 200k rooms.  Our share of the branded pipeline stands at almost 3x our share of existing branded supply.
-           Successfully embedded new organisational structure, which redeploys our resources into our largest markets to leverage our scale and into new brand initiatives to accelerate our growth.
-           On track to deliver ~$125m in annual savings by 2020, with savings fully re-invested in growth initiatives.

●            Strengthen loyalty programme - Continuing to innovate IHG Rewards Club to build stronger and deeper relationships with our guests to drive high value revenue across our hotel estate
-           Loyalty room revenue contribution up 4%pts in 4 years to 43%, including ~50% in the Americas.
-           Loyalty members 7x more likely to book direct, and deliver a 25% stay premium.
-           Testing new features for 2019 roll-out, designed to increase member engagement with variable point pricing.

●            Enhance revenue delivery - Driving a higher share of revenues through IHG's low cost booking channels to deliver better returns for our owners
-           IHG revenue delivery enterprise delivered 78% of room revenues (up 6%pts in 3 years).
-           Digital (web and mobile) revenue, our lowest cost booking channel, up 13% in 2018 to $5.3bn.
-     Roll-out of IHG Concerto, including our new Guest Reservation System (GRS), successfully completed.  This gives IHG the most sophisticated, cloud-based platform in the industry, and provides a foundation to build out our technology architecture over the coming years.  Ongoing development of enhanced GRS functionality to give guests the opportunity to customise their stay based on features they find important - made possible by new ways of classifying and selling room inventory.

●            Evolve owner proposition - Outstanding operational support and optimised owner returns to unlock growth
-           Investment in development resources has enabled 18% YoY growth in signings in 2018.
-       Continued strong traction for our innovative Franchise Plus model in Greater China with 71 hotels signed for Holiday Inn Express in the year, taking the total to 143 signed and 29 opened to date. Building on this success, in 2018, we signed 7 franchise deals for Holiday Inn and Crowne Plaza in the region.
-   Investment in enhanced owner support to facilitate faster hotel openings and deeper owner relationships.

●            Optimise our portfolio of brands for owners and guests - Maintaining a strong portfolio of distinct and preferred brands, serving the highest growth segments in the largest markets

-           Mainstream - ($115bn global segment with $65bn growth potential to 2025)

-           Holiday Inn Express: roll out of new guest room designs gathering pace, with ~1,400 hotels in the US & Canada open or committed to new Formula Blue format.  Rapid deployment of new breakfast offering in over 1,500 hotels in the US during 2018, driving 3pt increase in guest breakfast satisfaction.
-           Holiday Inn: continued roll out of new "Open Lobby" public space design with 80% of the Europe estate open or committed, and 50 hotels committed in the Americas.
-           avid hotels: Over 170 hotels (16k rooms) signed since launch (129 hotels (12k rooms) signed in 2018), with the first hotel open in Oklahoma City and 27 more under construction or with planning approved. Signed 10 hotels in Canada and Mexico and launched the brand in Germany through a Multiple Development Agreement with one owner to open 15 hotels over the next 5 years.
-           Planned launch of new all-suites upper midscale brand in 2019 targeted at an $18bn industry segment where strong guest and owner demand has driven a ~70% increase in room supply in the last 4 years.

-           Upscale - ($40bn global segment with $20bn growth potential to 2025)

-           Crowne Plaza: $200m Accelerate programme delivering improvements in guest satisfaction and strong owner engagement behind strengthening the brand. ~6k rooms renovated across the Americas estate, with a further 9k committed. Growing momentum behind Plaza Workspaces with 16 installed and 12 more expected in Q1 2019. In 2019, our new modern design and dynamic meeting space will be launched in Paris, London, Hamburg and Atlanta flagship hotels.
-           Hotel Indigo: Opened our 100th Hotel Indigo, in Berlin, in 2018, with 33 signings in 2018 taking the total pipeline to 92 hotels (13k) rooms.
-           voco:  Launched brand in June, primarily for conversion opportunities.  Three hotels now open across the UK and Australia. A further 13 hotels across 8 countries have been signed to date (3k rooms in total) including flagship locations in Dubai and in Egypt.

-           Luxury - ($60bn global segment with $35bn growth potential to 2025)

-           InterContinental Hotels & Resorts: Further cemented position as largest global luxury hotel brand with the opening of its 200th hotel - the InterContinental Shanghai Wonderland.  Awarded World's Leading Hotel Brand for the 12th time at the World Travel Awards.
-           Kimpton Hotels & Restaurants: Global expansion gathering strong momentum with doubling of signings and presence secured in 14 countries worldwide. Opened UK flagship, the Kimpton Fitzroy London, with numerous other signings including Frankfurt, Shanghai, Bangkok, Tokyo and Mexico City.
-           Regent Hotels & Resorts: Acquisition completed in July bringing 6 opened hotels to our system. Updated brand positioning, with further signings in Kuala Lumpur, Chengdu and Bali, and several new sites under discussion in key gateway cities around the world. On track to grow to over 40 hotels over the long term.
-           Six Senses Hotels Resorts Spas: February 2019 acquisition of 16 hotels and resorts, with 18 management contracts signed into its pipeline, and more than 50 further deals under discussion. Expect to grow Six Senses to more than 60 hotels over the next 10 years.

Americas - Good US RevPAR performance; avid hotels' momentum continues

Comparable RevPAR increased 1.9% (Q4: up 1.3%), driven by 1.7% rate growth. US RevPAR was up 1.3% with 0.6% growth in the fourth quarter, despite the drag from hurricane related demand in Q4 2017. Canada was up 5% (Q4: up 4%), benefitting from continued strength in urban markets. Latin America and the Caribbean were up 13% (Q4: up 11%), with strong demand in a number of countries including Colombia, Brazil and Argentina. Mexico RevPAR was up 2% in the year with the fourth quarter up 3%.

Reported revenue1 of $1,051m increased 5% (CER 5%) and reported operating profit1 of $662m increased 4% (CER 4%).

Underlying2 revenue and operating profit were in line with reported growth rates, of which fee business was up 4%. Growth in fee revenue from RevPAR, net rooms growth and a non-recurring $4m benefit from a payroll tax credit, were partly offset by $3m lower fees from the termination of hotels and a $3m impact from the Crowne Plaza Accelerate owner financial incentives.

We opened 22k rooms (208 hotels) during the year, with more than half coming from our Holiday Inn Brand Family. We also opened our first Kimpton hotel in Canada and broadened distribution of InterContinental Hotels across key cities with openings in San Diego and Minneapolis. We continue to focus on a high-quality estate and removed 10k rooms (76 hotels). Together, this drove a 2.5% increase in our net system size.

We increased our share of overall industry signings in the region, signing 416 hotels (43k rooms), including 12 for the Hotel Indigo brand. Momentum continues to be strong for avid hotels; we signed 129 hotels (12k rooms), including 6 in Mexico and 4 in Canada. Our first property opened in Oklahoma City, receiving positive feedback from guests.

EMEAA - New operating model embedded; highest signings and openings in 10 years

Comparable RevPAR increased 2.7% (Q4: up 2.7%) driven by rate up 1.8%. UK RevPAR grew 1% in the year with London up 3% and the Provinces flat. Fourth quarter RevPAR in the UK was up 4% with strong leisure demand driving RevPAR in London up 10%, whilst the Provinces were up 1%.

Continental Europe RevPAR was up 5.4% in the year (Q4: up 5.7%). In France, RevPAR grew 6% benefitting from good leisure and corporate demand, slowing to 3% in the fourth quarter due to social unrest in Paris. Germany grew RevPAR 1% in the year and 3% in the fourth quarter helped by a favourable trade fair calendar.

Trading conditions in the Middle East remained challenging, with RevPAR down 6% in the year due to increased supply, and political unrest impacting demand in certain regions. Australia RevPAR was up 1% in the year with good demand growth offset by supply growth in certain cities. Japan RevPAR grew 3% in the year (Q4: up 3%) benefitting from rate growth in key cities.

Total RevPAR growth of 1.2% reflects the increasing mix of new rooms opening in lower rate but fast growing developing markets.

Reported revenue1 of $569m increased 25% (23% CER) and reported operating profit1 of $202m increased 18% (18% CER), including $7m of individually significant liquidated damages, as previously disclosed.

On an underlying basis2, revenue and operating profit increased 3% and 15% respectively, of which fee business revenue was up 5% and operating profit was up 16%, driven by RevPAR, net rooms growth and lower costs associated with the group wide efficiency programme.

We opened 15k rooms (77 hotels), driving 6% net rooms growth, including 8% growth in both the UK and Germany.

We signed 27k rooms (133 hotels) including 3k rooms in Australia, our best ever performance. Through the UK portfolio transaction, we launched our new upscale brand, voco, and gained scale for the Kimpton brand in the UK.
_____________
1 Comprises the Group's fee business and owned, leased, and managed lease hotels from reportable segments and excludes exceptional items.
2 Excluding owned asset disposals, significant liquidated damages, current year acquisitions, System Fund results, hotel cost reimbursements and exceptional items at constant FY 2017 exchange rates (CER).
See the Business Review for definition of non-GAAP measures and reconciliation to GAAP measures.

Greater China - Continued industry outperformance; record room signings and openings

Comparable RevPAR increased 6.9% (Q4: up 3.4%, impacted by the strong comparables which commenced in Q3 2017). In Mainland China, RevPAR was up 6%, significantly outperforming the market in each quarter of the year. Tier 1 and Tier 2 cities grew 7% (Q4: up 5%) driven by strength in transient and meeting demand. Tier 3 and 4 cities grew RevPAR by 1% in the year and were down 4% in the fourth quarter with strength in resort destinations offset by the impact of new supply in Sanya and difficult trading conditions in Changbaishan. RevPAR in Hong Kong SAR and Macau SAR was up 9% and 8% respectively.

Our continued acceleration in net rooms growth in the region, and our increasing penetration in higher growth, lower RevPAR cities, resulted in FY 2018 total RevPAR growth of 2.0%.

Reported revenue of $143m increased by 22% (CER 21%), and reported operating profit of $69m increased by 33% (CER 31%), including $6m of individually significant liquidated damages.

On an underlying2 basis, revenue increased by 15% and operating profit increased by 19%, driven by strong trading across the region, 14% net rooms growth, and continued benefits of leveraging the scale of the operational platform we have built in Greater China.

We opened a record 19k rooms (77 hotels), driving 14% net rooms growth, and taking the total number of open rooms to over 115k (391 hotels). Signings totalled 29k rooms (142 hotels), our highest ever for the region, including 5 hotels for the InterContinental brand and 15 hotels for the Crowne Plaza brand.  Owner demand for our Holiday Inn Express Franchise Plus offering remains strong, with 71 hotels signed in the year.  This new model has accelerated the expansion across China of the Holiday Inn Express brand which now has over 300 open and pipeline hotels (60k rooms).

Highly cash generative business with disciplined approach to cost control and capital allocation

Driving fee margin through strategic cost management
●            Remain on track to deliver ~$125m in annual savings, including System Fund, by 2020 for reinvestment in growth.
●            As planned, ~40% of annual savings were realised in 2018 and were fully reinvested in growth initiatives.
●            2018 fee margin was flat (up 10bps at CER), held back by investment in growth initiatives being $5m above realised savings, and $9m of one-off on P&L marketing assessments (and equivalent cost of investment). Excluding these impacts, fee margin increased 70bps (up 80bps at CER).
●            Reported central overheads were up $15m, ($14m CER); an increase in central revenues was offset by investments in growth initiatives and $3m higher healthcare costs.  Central overheads now include the reinvestment of a substantial proportion of growth investment funded by savings elsewhere in the business.
●            Growth initiatives, and a continuation of our disciplined cost management and strong efficiency focus, expected to maintain future fee margin progression broadly in line with the long-term average.

Strong free cash flow generation fuelling investment
●          Free cash flow3 of $609m was up $93m year on year, with $81m lower cash tax offset by $106m of exceptional cash costs incurred in relation to the group wide efficiency programme.
●          Net capital expenditure3  of $158m (FY 2017: $202m) with $245m gross (FY 2017: $342m). This comprised: $108m maintenance capex and key money; $38m gross recyclable investments; and $99m system funded capital investments; offset by $42m net proceeds from asset recycling and $45m System Fund depreciation and amortisation.  Capex guidance unchanged at up to $350m gross, and $150m net, per annum into the medium term.
●            Exceptional cash costs of $137m during the year, including $106m relating to the group wide efficiency programme ($47m in relation to the System Fund).

Efficient balance sheet provides flexibility
●            Financial position remains robust, with an on-going commitment to an investment grade credit rating.
●            Successfully raised €500m, 2.125% notes due May 2027.
●            Net debt of $1,530m (including $235m finance lease on InterContinental Boston), down $321m on the 2017 close.
●            Since the year-end, a $500m special dividend was paid in January 2019 and ~$300m was paid on the acquisition of Six Senses.

Dividend growth demonstrates confidence in future growth prospects
●            $500m special dividend with share consolidation announced in October 2018, paid January 2019.
●            Proposed 10.0% increase in the final dividend to 78.1¢, taking the total dividend for the year up 10.0%, reflecting IHG's confident outlook.
________
2 Excluding owned asset disposals, significant liquidated damages, current year acquisitions, System Fund results, hotel cost reimbursements and exceptional items at constant FY 2017 exchange rates (CER).
See the Business Review for definition of non-GAAP measures and reconciliation to GAAP measures.
3 For definition of non-GAAP measures and reconciliation to GAAP measures see the Business Review

Foreign exchange

The impact of the movement in average USD exchange rates for FY 2018 against a number of currencies (particularly Sterling, Euro and Renminbi) netted to a zero impact on reported profit4.  Currency markets remain volatile. If the average exchange rate during January 2019 had existed throughout 2018, 2018 reported profit would have decreased by $3m.

A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Other

System Fund:
Under IFRS 15, Fund revenues and costs are now recognised on a gross basis with the in-year surplus or deficit recorded in the Group income statement, but excluded from underlying results and adjusted EPS, as the Fund is operated for the benefit of the hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund.

The Fund surplus of ~$160m, which had built up following the introduction of the IHG Rewards Club expiry policy and the renegotiation of long term partnership agreements, was derecognised from the Group balance sheet at the start of the year on the adoption of IFRS 15.  In 2018, we spent the majority of the surplus on marketing, loyalty and technology initiatives, and costs associated with IHG's efficiency programme.  This resulted in the recording of a $146m System Fund income statement deficit for FY 2018.

Interest:
Net financial expenses of $81m includes interest income relating to the System Fund of $19m (FY 2017 $13m). Excluding this, FY 2018 underlying5 interest expense of $100m was higher than in FY 2017 ($85m), reflecting higher US dollar interest rates payable on bank borrowings and balances with the System Fund and finance charges related to deferred and contingent consideration on acquisitions.

Full year 2019 underlying5 interest expense will be higher than 2018 including $20m interest on the €500m bond issued in November 2018.  In addition, underlying5 interest expense will include ~$30m of charges from IFRS 16 and non-cash amortisation of deferred and contingent consideration, $15-$20m of which has a corresponding benefit to operating profit and therefore does not impact net income.

Tax:
Effective rate6 for FY 2018 was 22% (FY 2017: 29%) with the reduction predominantly as a result of a lower US tax rate following tax reform. We expect our full year 2019 effective tax rate will be in the mid to low 20s percentage point range.

Exceptional operating items:
Before tax exceptional items total $104m charge and comprise: $56m costs incurred in relation to the group wide efficiency programme; $18m relating to a material legal settlement and associated costs; $15m of acquisition costs; and a $15m one-off cost relating to the buy-out of the US pension liability.  A further $47m of costs related to the group wide efficiency programme were incurred by the System Fund and are included within System Fund expenses in the group income statement.

Impact of IFRS 16 accounting standards:
●            IFRS 16 will be adopted with effect from 1st Jan 2019 using the retrospective method of application.
●            This results in $431m of lease liabilities being added to 2018 net debt under the new standard.
●            We remain committed to maintaining an investment grade credit rating; the best proxy for which is now 2.5-3.0x net debt/EBITDA under IFRS 16; equivalent to 2.0-2.5x net debt/EBITDA under the previous accounting standard.
●            No impact on cash, financial capacity or banking covenants.  Strategy for use of cash remains unchanged.
●            If our 2018 results were restated under IFRS 16, operating profit would have been $17m higher, which is offset by a $19m increase in net financial expenses. For 2019, we estimate adoption of IFRS 16 will increase operating profit in the region of ~$12m and reduce net income in the region of ~$5-7m after a full year impact of the UK portfolio deal.

2019 items

Americas:
●            $4m benefit from payroll tax credit received in 2018 will not repeat in 2019.
●            $5m of joint venture income will not repeat in 2019.

EMEAA:  A previously disclosed $15m cash payment was received in Q1 2018 in relation to the termination of a portfolio of hotels.  This has been / will be recognised as individually significant liquidated damages as follows: $6.7m in 2018, $7.7m in 2019 and $1.0m in 2020.
Greater China:  $6m of individually significant liquidated damages received in 2018 will not repeat in 2019.

________________
4 Based on monthly average exchange rates each year
5 For definition of non-GAAP measures and reconciliation to GAAP measures see the Business Review
6 Excludes exceptional items and System Fund results

Appendix 1: RevPAR Movement Summary
	Full Year 2018				Q4 2018
	RevPAR	Rate	Occ.		RevPAR		Rate		Occ.
Group	2.5%	1.8%	0.5%pts		1.9%		1.3%		0.4%pts
Americas	1.9%	1.7%	0.2%pts		1.3%		1.0%		0.2%pts
EMEAA	2.7%	1.8%	0.6%pts		2.7%		1.4%		0.9%pts
G. China	6.9%	3.5%	2.1%pts		3.4%		2.9%		0.3%pts
Appendix 2: Comparable RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)
	Full Year 2018				Q4 2018
	CER	AER	Difference		CER		AER		Difference
Group	2.5%	2.8%	(0.3)%pts		1.9%		0.1%		1.8%pts
Americas	1.9%	1.6%	0.3%pts		1.3%		0.4%		0.9%pts
EMEAA	2.7%	4.1%	(1.4)%pts		2.7%		(0.6)%		3.3%pts
G. China	6.9%	8.5%	(1.6)%pts		3.4%		(0.3)%		3.7%pts
Appendix 3: Full Year System & Pipeline Summary (rooms)
	System								Pipeline
	Openings	Removals	Net	Total		YoY%			Signings	Total
Group	56,343	(17,877)	38,466	836,541		4.8%			98,814	270,948
Americas	22,248	(9,579)	12,669	510,129		2.5%			42,766	120,282
EMEAA	15,283	(3,260)	12,023	211,099		6.0%			26,918	72,743
G. China	18,812	(5,038)	13,774	115,313		13.6%			29,130	77,923
Appendix 4: Full Year financial headlines
		GROUP		REPORTABLE SEGMENTS
		Total		Americas		EMEAA		G. China		Central
		2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Revenue ($m)
Revenue from reportable segments		1,933	1,730	1,051	999	569	457	143	117	170	157
System Fund result		1,233	1,242	-	-	-	-	-	-	-	-
Hotel Cost Reimbursements		1,171	1,103	-	-	-	-	-	-	-	-
Group Revenue		4,337	4,075	1,051	999	569	457	143	117	170	157

Operating Profit ($m)
Fee Business		902	825	633	608	200	165	69	52	-	-
Owned, leased & managed lease		31	35	29	29	2	6	-	-	-	-
Central overheads		(117)	(102)	-	-	-	-	-	-	(117)	(102)
Operating profit from reportable segments before exceptionals		816	758	662	637	202	171	69	52	(117)	(102)
System Fund result		(146)	(34)	-	-	-	-	-	-	-	-
Operating profit before exceptionals		670	724	662	637	202	171	69	52	(117)	(102)
Exceptional items		(104)	4	(36)	37	(12)	(4)	(1)	-	(55)	(29)
Operating Profit after exceptionals		566	728	626	674	190	167	68	52	(172)	(131)

Appendix 5: Reported operating profit before exceptional items from reportable segments at actual & constant exchange rates
	Total***		Americas		EMEAA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth / (decline)	8%	8%	4%	4%	18%	18%	33%	31%

  Appendix 6: Underlying**** operating profit movement before exceptional items
	Total***	Americas	EMEAA	G. China
Growth / (decline)	6%	4%	15%	19%

Exchange rates:	USD:GBP	USD:EUR	* US dollar actual currency
FY 2018	0.75	0.85	** Translated at constant FY 2017 exchange rates
FY 2017	0.78	0.89	*** After central overheads
			**** At CER and excluding: owned asset disposals, significant liquidated damages, current year acquisitions, System Fund results and hotel cost reimbursements

Appendix 7: Definitions
CER: constant exchange rates with FY 2017 exchange rates applied to FY 2018.
Comparable RevPAR: revenue per available room for hotels that have traded for all of 2017 and 2018, reported at CER.
Fee revenue: group revenue from reportable segments excluding owned, leased and managed lease hotels, and significant liquidated damages.
Fee margin: adjusted to exclude owned, leased and managed lease hotels, and significant liquidated damages.
Reportable segments: group results excluding System Fund results, hotel cost reimbursements and exceptional items.
Significant liquidated damages: $13m in FY 2018 ($7m EMEAA fee business, $6m Greater China fee business); $nil in FY 2017.
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2017 or 2018, reported at CER.
Underlying Interest: excludes interest relating to the System Fund.

Appendix 8: Investor information for 2018 Final dividend
Ex-dividend date:	28 March 2019	Record date:	29 March 2019	Payment date:	14 May 2019
Dividend payment:
ADRs: 78.1 cents per ADR; the corresponding amount in Pence Sterling per ordinary share will be announced on 26April 2019, calculated based on the average of the market exchange rates for the three working days commencing 23 April. A DRIP is available, allowing shareholders of ordinary shares to elect to reinvest their cash dividend by purchasing additional ordinary shares.

For further information, please contact:
Investor Relations (Heather Wood, Matthew Kay):				+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham):				+44 (0)1895 512 097	+44 (0)7527 424 046

Presentation for Analysts and Shareholders:
A presentation of the results with Keith Barr, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9.30am on 19 February 2019 at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE. The reception team will be issuing passes to pre-registered guests from 8:45am, and after the presentation there will be an opportunity to put your questions to the presenters.

There will be a live audio webcast of the results presentation on the web address:

https://www.investis-live.com/ihg/5c52ece5cad1ac0c003b213e/dlgf

The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.

There will also be a live listen only dial-in facility, details are below:
UK:                                                         +44 (0) 203 936 2999
US:                                                         +1 845 709 8571
All other locations:                                  +44 (0) 203 936 2999
Participant Access Code:                        57 06 48

A replay will be available following the event, details are below:
UK:                                                         +44 (0) 203 936 3001
US:                                                         +1 845 709 8569
All other locations:                                 +44 (0) 203 936 3001
Replay pin                                              20 14 68

Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 19th February. The web address is www.ihgplc.com/prelims18.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,600 hotels and approximately 837,000 guest rooms in more than 100 countries, with almost 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

In February 2019, IHG acquired Six Senses Hotels Resorts Spas, adding 16 hotels (1,347 rooms) to its system and 18 hotels to its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC
(the Group or IHG) for the financial year ended 31 December 2018. The 2017 comparatives have been restated to reflect the adoption of IFRS 15 'Revenue from Contracts with Customers', see note 2 in the 2018 Group Financial Statements.

GROUP PERFORMANCE
	12 months ended 31 December
Group results		2017
	2018	Restated	%
	$m	$m	change
Revenuea
Americas	1,051	999	5.2
EMEAA	569	457	24.5
Greater China	143	117	22.2
Central	170	157	8.3
	____	____	____
Revenue from reportable segments	1,933	1,730	11.7

System Fund revenues	1,233	1,242	(0.7)
Reimbursement of costs	1,171	1,103	6.2
	____	____	____
Total revenue	4,337	4,075	6.4
	____	____	____
Operating profita
Americas	662	637	3.9
EMEAA	202	171	18.1
Greater China	69	52	32.7
Central	(117)	(102)	(14.7)
	____	____	____
Operating profit from reportable segments	816	758	7.7
System Fund result	(146)	(34)	(329.4)
	____	____	____
Operating profit before exceptional items	670	724	(7.5)
Exceptional items	(104)	4	(2,700.0)
	____	____	____
Operating profit	566	728	(22.3)
Net financial expenses	(81)	(72)	(12.5)
	____	____	____
Profit before tax	485	656	(26.1)
	____	____	____
Earnings per ordinary share
Basic	184.7¢	279.8¢	(34.0)
Adjusted	292.1¢	244.6¢	19.4

Average US dollar to sterling exchange rate	$1 : £0.75	$1 : £0.78	(3.8)

Group results

During the year ended 31 December 2018, total revenue increased by $262m (6.4%) to $4,337m, whilst revenue from reportable segments increased by $203m (11.7%) to $1,933m, primarily resulting from 4.8% rooms growth, 2.5% comparable RevPAR growth and the addition of a portfolio in the UK. Operating profit and profit before tax decreased by $162m (22.3%) and $171m (26.1%) respectively, due to a $108m increase in exceptional costs, largely associated with restructuring costs related to the comprehensive efficiency programme as well as a $112m higher in-year System Fund deficit. Operating profit from reportable segments increased by $58m (7.7%) to $816m.

Underlyingb revenue and underlyingb operating profit increased by $98m (5.7%) and $47m (6.2%) respectively.

Comparable RevPAR increased by 2.5% (including an increase in average daily rate of 1.8%). IHG System size increased by 4.8% to 836,541 rooms, whilst underlying fee revenuec increased by 6.5%.

Fee marginc was 52.4%, remaining in line with 2017 (up 0.1 percentage points at constant currency, removing the impact of foreign exchange movements). Fee margin was impacted by growth investment in excess of realised savings from the comprehensive efficiency programme and a one-off marketing assessment in 2018 and would otherwise have continued to grow, benefiting from efficiency improvements and our global scale.

Basic earnings per ordinary share decreased by 34.0% to 184.7¢, whilst adjusted earnings per ordinary share increased by 19.4% to 292.1¢.

a Americas, EMEAA and Greater China include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels
b Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, the impact of owned asset disposals, significant liquidated damages, current year acquisitions, all translated at constant currency using prior year exchange rates. Operating profit excludes the impact of exceptional items. The presentation of these performance measures allows a better understanding of comparable year-on-year trading and enables an assessment of the underlying trends in the Group's financial performance.
c Underlying fee revenue and fee margin further analyses the above footnote b for the Group's fee business only, reflecting the Group's core fee-based business model. Underlying fee revenue is at constant currency using prior year exchange rates, fee margin is at actual exchange rates.

	12 months ended 31 December
	2018	2017	%
Group total gross revenuea	$bn	$bn	change

InterContinental	5.1	4.8	6.3
Kimpton	1.3	1.1	18.2
Crowne Plaza	4.5	4.3	4.7
Hotel Indigo EVEN Hotel	0.5 0.1	0.4 0.1	25.0 -
Holiday Inn	6.5	6.3	3.2
Holiday Inn Express	7.1	6.7	6.0
Staybridge Suites	0.9	0.9	-
Candlewood Suites	0.8	0.8	-
Other	0.6	0.3	100.0
	____	____	____
Total	27.4	25.7	6.6
	____	____	____

	Hotels		Rooms
Global hotel and room count at 31 December	2018	Change over 2017	2018	Change over 2017

Analysed by brand
Regent InterContinental	6 204	6 10	2,005 69,281	2,005 3,283
Kimpton	66	-	12,915	399
HUALUXE	8	1	2,335	246
Crowne Plaza voco	429 2	15 2	120,168 531	5,368 531
Hotel Indigo	102	17	12,749	2,104
EVEN Hotels	10	2	1,551	313
Holiday Inn1	1,251	9	233,852	1,159
Holiday Inn Express avid hotels	2,726 1	126 1	279,516 87	17,118 87
Staybridge Suites	276	21	30,217	2,472
Candlewood Suites	396	20	37,210	1,786
Other	126	25	34,124	1,595
	____	____	______	_____
Total	5,603	255	836,541	38,466
	____	____	______	_____
Analysed by ownership type
Franchised	4,615	182	576,979	24,145
Managed Owned, leased and managed lease	965 23	62 11	253,566 5,996	12,196 2,125
	____	____	______	_____
Total	5,603	255	836,541	38,466
	____	____	______	_____

1 Includes 45 Holiday Inn Resort properties (11,301 rooms) and 27 Holiday Inn Club Vacations properties
  (7,927 rooms) (2017: 47 Holiday Inn Resort properties (11,954 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)).

a Total gross revenue provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	Hotels		Rooms
Global pipeline at 31 December	2018	Change over 2017	2018	Change over 2017

Analysed by brand
Regent InterContinental	3 60	3 (3)	514 15,795	514 (1,558)
Kimpton	27	9	4,474	1,678
HUALUXE	21	-	6,099	(190)
Crowne Plaza voco	79 8	(7) 8	22,134 1,510	(913) 1,510
Hotel Indigo	92	10	13,078	1,777
EVEN Hotels	18	6	3,184	1,074
Holiday Inn1	288	11	55,651	2,095
Holiday Inn Express	784	18	98,424	5,064
avid hotels	171	127	15,811	11,768
Staybridge Suites	182	22	20,849	2,908
Candlewood Suites	102	(10)	9,121	(888)
Other	24	10	4,304	1,963
	____	____	______	_____
Total	1,859	204	270,948	26,802
	____	____	______	_____
Analysed by ownership type
Franchised	1,398	175	161,343	21,995
Managed	460	28	109,450	4,652
Owned, leased and managed lease	1	1	155	155
	____	____	______	_____
Total	1,859	204	270,948	26,802
	____	____	______	_____

1 Includes 19 Holiday Inn Resort properties (5,229 rooms) (2017: 13 Holiday Inn Resort properties
(3,620 rooms)).

AMERICAS	12 months ended 31 December
Americas Results		2017
	2018	Restated	%
	$m	$m	change
Revenue from the reportable segment
Fee business	853	811	5.2
Owned, leased and managed lease	198	188	5.3
	____	____	____
Total	1,051	999	5.2
	____	____	____
Operating profit from the reportable segment
Fee business	633	608	4.1
Owned, leased and managed lease	29	29	-
	____	____	____
	662	637	3.9
Exceptional items	(36)	37	(197.3)
	____	____	____
Operating profit	626	674	(7.1)
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2018
Fee business
InterContinental	4.6%
Kimpton	1.2%
Crowne Plaza	0.3%
Hotel Indigo	4.7%
EVEN Hotels	9.5%
Holiday Inn	1.8%
Holiday Inn Express	1.6%
Staybridge Suites	3.3%
Candlewood Suites	1.7%
All brands	1.9%
Owned, leased and managed lease
InterContinental	1.1%
EVEN Hotels	5.6%
Holiday Inn	11.5%
All brands	5.2%

Americas results
Revenue from the reportable segmenta increased by $52m (5.2%) to $1,051m, whilst operating profit decreased by $48m (7.1%) to $626m. Operating profit from the reportable segmenta increased by $25m (3.9%) to $662m. On an underlyingb basis, revenue increased by $54m (5.4%), whilst operating profit increased by $26m (4.1%), driven predominantly by RevPAR growth in the fee business and an increase in net rooms.

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue and operating profit increased by $42m (5.2%) to $853m and by $25m (4.1%) to $633m respectively, partly impacted by adverse foreign exchangec (revenue $2m, and operating profit $1m), as RevPAR growth and net rooms growth was partly offset by lower fees from the termination of hotels and the impact from previously disclosed Crowne Plaza Accelerate financial incentives.

Owned, leased and managed lease revenue increased by $10m (5.3%) to $198m, whilst operating profit remained flat against 2017.

a Americas reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b Underlying revenue and underlying operating profit both exclude System Fund revenue, the impact of owned asset disposals, significant liquidated damages, current year acquisitions, all translated at constant currency using prior year exchange rates. Operating profit excludes the impact of exceptional items. The presentation of these performance measures allows a better understanding of comparable year-on-year trading and enables an assessment of the underlying trends in the Group's financial performance.
c The impact of movements between the previous year's average exchange rates and actual average rates in 2018.

	Hotels		Rooms
Americas hotel and room count at 31 December	2018	Change over 2017	2018	Change over 2017
Analysed by brand
InterContinental	51	1	17,753	175
Kimpton	64	(1)	12,307	65
Crowne Plaza	156	-	41,499	221
Hotel Indigo	57	6	7,495	667
EVEN Hotels	10	2	1,551	313
Holiday Inn1	774	1	134,492	(1,112)
Holiday Inn Express avid hotels	2,289 1	72 1	206,620 87	7,210 87
Staybridge Suites	261	17	28,032	1,876
Candlewood Suites	396	20	37,210	1,786
Other	102	13	23,083	1,381
	____	____	______	_____
Total	4,161	132	510,129	12,669
	____	____	______	_____
Analysed by ownership type
Franchised	3,853	126	450,102	12,810
Managed	301	6	57,804	(141)
Owned, leased and managed leases	7	-	2,223	-
	____	____	______	_____
Total	4,161	132	510,129	12,669
	____	____	______	_____
1 Includes 23 Holiday Inn Resort properties (6,184 rooms) and 27 Holiday Inn Club Vacations properties
(7,927 rooms) (2017: 25 Holiday Inn Resort properties (6,787 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)).

Americas pipeline at 31 December	2018	Hotels Change over 2017	2018	Rooms Change over 2017

Analysed by brand
InterContinental	6	(1)	1,477	(416)
Kimpton	16	2	2,335	97
Crowne Plaza	6	(8)	1,263	(1,456)
Hotel Indigo	35	2	4,523	497
EVEN Hotels	10	2	1,296	182
Holiday Inn1	126	(2)	16,052	(323)
Holiday Inn Express	499	(25)	47,620	(1,987)
avid hotels	171	127	15,811	11,768
Staybridge Suites	163	17	16,902	1,470
Candlewood Suites	102	(10)	9,121	(888)
Other	22	10	3,882	2,234
	____	____	______	_____
Total	1,156	114	120,282	11,178
	____	____	______	_____
Analysed by ownership type
Franchised	1,115	113	113,657	10,813
Managed	41	1	6,625	365

	____	____	______	_____
Total	1,156	114	120,282	11,178
	____	____	______	_____

1 Includes one Holiday Inn Resort property (165 rooms) (2017: one Holiday Inn Resort property (165 rooms)).

EMEAA

	12 months ended 31 December
EMEAA results		2017
	2018	Restated	%
	$m	$m	change
Revenue from reportable segment
Fee business	320	294	8.8
Owned, leased and managed lease	249	163	52.8
	____	____	____
Total	569	457	24.5
	____	____	____
Operating profit from reportable segment
Fee business	200	165	21.2
Owned, leased and managed lease	2	6	(66.7)
	____	____	____
	202	171	18.1
Exceptional items	(12)	(4)	(200.0)
	____	____	____
Operating profit	190	167	13.8
	____	____	____

EMEAA comparable RevPAR movement on previous year	12 months ended 31 December 2018

Fee business
InterContinental	2.6%
Crowne Plaza	3.4%
Hotel Indigo	4.7%
Holiday Inn	3.0%
Holiday Inn Express	2.0%
Staybridge Suites	1.1%
All brands	2.8%

Owned, leased and managed leases
InterContinental	(1.6%)
Holiday Inn	6.9%
All brands	(0.7%)

EMEAA results
Revenue from the reportable segment a increased by $112m (24.5%) to $569m and operating profit increased by $23m (13.8%) to $190m, both including the benefit of $7m significant liquidated damages recorded (2017: $nil). Operating profit from the reportable segment a increased by $31m (18.1%) to $202m. On an underlying b basis, revenue increased by $14m (3.1%) and operating profit increased by $25m (14.6%) driven by strong trading, net rooms growth and lower costs associated with the group wide efficiency programme.

Overall, comparable RevPAR in EMEAA increased by 2.7%, with the UK and Germany increasing by 1.2% and 1.0% respectively. Recovery in markets previously impacted by terror attacks continued with 6.5% growth in France. The Middle East declined by 6.3%, impacted by increased supply and political instability in certain markets.

Revenue and operating profit from the reportable segment are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue increased by $26m (8.8%) to $320m, whilst operating profit increased by $35m (21.2%) to $200m, partly benefiting from the impact of foreign exchangec (revenue $3m, and operating profit $2m), and benefiting from cost savings associated with the group wide efficiency programme. Comparable RevPAR increased by 2.8%, driven by gains in both average daily rate and occupancy.

Owned, leased and managed lease revenue increased by $86m (52.8%) due to the addition of a portfolio in the UK, and partly benefiting from the impact of foreign exchangec ($2m), whilst operating profit decreased by $4m (66.7%), partly impacted by adverse foreign exchangec ($1m).

a EMEAA reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see the Use of Non-GAAP measures section later in this Business Review).
c The impact of movements between the previous year's average exchange rates and actual average rates in 2018.

EMEAA hotel and room count at 31 December	Hotels 2018	Change over 2017	Rooms 2018	Change over 2017

Analysed by brand
Regent InterContinental	3 106	3 2	769 32,299	769 508
Kimpton	2	1	608	334
Crowne Plaza voco	182 2	6 2	46,259 531	1,685 531
Hotel Indigo	35	8	3,748	954
Holiday Inn1	385	2	71,353	923
Holiday Inn Express	304	22	43,732	4,557
Staybridge Suites	15	4	2,185	596
Other	17	10	9,615	1,166
	____	____	______	_____
Total	1,051	60	211,099	12,023
	____	____	______	_____
Analysed by ownership type
Franchised	726	31	118,122	6,344
Managed	309	18	89,204	3,554
Owned, leased and managed lease	16	11	3,773	2,125
	____	____	______	_____
Total	1,051	60	211,099	12,023
	____	____	______	_____

1 Includes 16 Holiday Inn Resort properties (3,391 rooms) (2017: 16 Holiday Inn Resort properties (3,347 rooms)).

	Hotels		Rooms
EMEAA pipeline at 31 December	2018	Change over 2017	2018	Change over 2017

Analysed by brand
Regent InterContinental	3 29	3 1	514 6,919	514 439
Kimpton	7	5	1,240	1,041
Crowne Plaza voco	34 8	(2) 8	9,016 1,510	361 1,510
Hotel Indigo	40	6	5,761	1,021
EVEN Hotels	1	-	200	-
Holiday Inn1	106	11	24,339	2,274
Holiday Inn Express	114	6	19,154	1,058
Staybridge Suites	19	5	3,947	1,438
Other	1	-	143	(271)
	____	____	______	_____
Total	362	43	72,743	9,385
	____	____	______	_____
Analysed by ownership type
Franchised	159	6	25,681	853
Managed	202	36	46,907	8,377
Owned, leased and managed lease	1	1	155	155
	____	____	______	_____
Total	362	43	72,743	9,385
	____	____	______	_____

1 Includes 10 Holiday Inn Resort properties (2,353 rooms) (2017: five Holiday Inn Resort properties (1,075 rooms)).

GREATER CHINA

	12 months ended 31 December

Greater China results	2018	2017 Restated	%
	$m	$m	Change

Revenue from the reportable segment
Fee business	143	117	22.2
	____	____	____
Total	143	117	22.2
	____	____	____
Operating profit from the reportable segment
Fee business	69	52	32.7
	____	____	____
Exceptional items Operating profit	(1) 68	- 52	- 30.8
	____	____	____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2018

Fee business
InterContinental	6.2%
HUALUXE	21.5%
Crowne Plaza	8.2%
Hotel Indigo	9.3%
Holiday Inn	4.8%
Holiday Inn Express	6.9%
All brands	6.9%

Greater China results
Revenue from the reportable segmenta increased by $26m (22.2%) to $143m and operating profit increased by $16m (30.8%) to $68m, both including the benefit of $6m of significant liquidated damages recorded (2017: $nil). Operating profit from the reportable segment a increased by $17m (32.7%) to $69m. On an underlyingb basis, revenue increased by $18m (15.4%) and operating profit increased by $10m (19.2%). The region achieved comparable RevPAR growth of 6.9%, ahead of the industry, reflecting our scale and management strength in Greater China.

These increases in fee business revenue and operating profit were driven by strong trading and 13.6% rooms growth and continued benefits of leveraging the scale of the operational platform we have built in Greater China. Comparable RevPAR of 6.9% benefited from strong transient, corporate and meetings demand in mainland tier 1 and tier 2 cities.

a Greater China reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see the Use of Non-GAAP measures section later in this Business Review).

	Hotels		Rooms
Greater China hotel and room count at 31 December	2018	Change over 2017	2018	Change over 2017

Analysed by brand
Regent InterContinental	3 47	3 7	1,236 19,229	1,236 2,600
HUALUXE	8	1	2,335	246
Crowne Plaza	91	9	32,410	3,462
Hotel Indigo	10	3	1,506	483
Holiday Inn1	92	6	28,007	1,348
Holiday Inn Express	133	32	29,164	5,351
Other	7	2	1,426	(952)
	____	____	______	_____
Total	391	63	115,313	13,774
	____	____	______	_____
Analysed by ownership type
Franchised	36	25	8,755	4,991
Managed	355	38	106,558	8,783
	____	____	______	_____
Total	391	63	115,313	13,774
	____	____	______	_____

1 Includes six Holiday Inn Resort properties (1,726 rooms) (2017: six Holiday Inn Resort properties (1,820 rooms)).

	Hotels		Rooms
Greater China pipeline at 31 December	2018	Change over 2017	2018	Change over 2017

Analysed by brand
InterContinental	25	(3)	7,399	(1,581)
Kimpton	4	2	899	540
HUALUXE	21	-	6,099	(190)
Crowne Plaza	39	3	11,855	182
Hotel Indigo	17	2	2,794	259
EVEN Hotels	7	4	1,688	892
Holiday Inn1	56	2	15,260	144
Holiday Inn Express	171	37	31,650	5,993
Other	1	-	279	-
	____	____	______	_____
Total	341	47	77,923	6,239
	____	____	______	_____
Analysed by ownership type
Franchised	124	56	22,005	10,329
Managed	217	(9)	55,918	(4,090)
	____	____	______	_____
Total	341	47	77,923	6,239
	____	____	______	_____

1 Includes eight Holiday Inn Resort properties (2,711 rooms) (2017: seven Holiday Inn Resort properties (2,380 rooms)).

CENTRAL
	12 months ended 31 December
		2017
	2018	Restated	%
Central results	$m	$m	change

Revenue	170	157	8.3
Gross costs	(287)	(259)	(10.8)
	____	____	____
	(117)	(102)	(14.7)
Exceptional items	(55)	(29)	(89.7)
	____	____	____
Operating loss	(172)	(131)	(31.3)
	____	____	____

Central results
The net operating loss increased by $41m (31.3%) compared to 2017. Central revenue, which mainly comprises technology fee income, increased by $13m (8.3%) to $170m (an increase of $12m (7.6%) at constant currency), driven by increases in both comparable RevPAR (2.5%) and IHG System size (4.8%). Gross costs increased by $28m (10.8%), partially impacted by $2m of adverse foreign exchangea and driven by reinvestment of a portion of savings delivered elsewhere in the business and higher healthcare costs. Net operating loss before exceptional items increased by $15m (14.7%) to $117m (a $14m or 13.7% increase to $116m at constant currency).

a The impact of movements between the previous year's average exchange rates and actual average rates in 2018.

OTHER FINANCIAL INFORMATION

System Fund
In the year to 31 December 2018, System Fund revenue decreased by 0.7% from $1,242m to $1,233m (2016: $1,199m).  The primary driver was a favourable adjustment in 2017 (as restated) relating to a change in the actuarial assumptions around the ultimate rate of consumption of IHG Rewards Club points ('breakage').  This adjustment was immaterial in 2018.  This is largely offset by an underlying growth of 6.3% in assessment fees and contributions from hotels, reflecting increased RevPAR and System size, and increased revenue relating to co-branding agreements.
.

The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the guest reservation systems and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

Reimbursement of costs
In the year to 31 December 2018, reimbursable revenue increased 6.2% from $1,103m to $1,171m (2016: $1,046m), primarily due to an increase in the number of managed hotels in the Americas driving additional payroll cost.

Cost reimbursements revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses has no impact on either our operating profit or net income.

Exceptional items
Pre-tax exceptional items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share as well as other Non-GAAP measures (see Use of Non-GAAP measures) in order to provide a more meaningful comparison of performance and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and restructuring costs.

2018 pre-tax exceptional items totalled a charge of $104m. The charge included: $18m of litigation costs primarily relating to a material settlement agreed in respect of a lawsuit filed against the Group in the Americas region, together with associated legal fees; $56m relating to reorganisation costs (see below); $15m arising from the termination of the US funded Inter-Continental Hotels Pension Plan and $15m relating to the acquisitions of Regent Hotels and Resorts brand and associated management contracts ('Regent'), the UK portfolio, and Six Senses Hotels Resorts Spas ('Six Senses').

On 1 July 2018, the Group completed the acquisition of a 51% controlling interest in an agreement with Formosa International Hotels Corporation ('FIH') to acquire Regent. On 25 July 2018, the Group completed a deal to operate nine hotels under long-term leases from Covivio (formerly Foncière des Régions), which operated under the Principal and De Vere Hotels brands. An additional leased hotel was added to the portfolio on 13 November 2018, bringing the total to ten ('UK portfolio') at 31 December 2018. Two further leased hotels were added on 14 February 2019. On 12 February 2019, the Group completed the acquisition of Six Senses for $300m paid in cash.

Reorganisation costs
In September 2017, the Group launched a comprehensive efficiency programme funding a series of new strategic initiatives to drive an acceleration in IHG's future growth. The programme is centred around strengthening the Group's organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme is expected to be completed in 2019.

The programme is expected to realise c.$125m in annual savings by 2020, of which c.$75m will benefit the System Fund. These savings, primarily in administrative expenses, are planned to be reinvested as they are realised to accelerate medium-term revenue growth. There will be an estimated $200m cost to achieve these savings, (of which $103m was incurred in 2018 (2017: $45m)), including amounts charged to the System Fund. The exceptional cost charged to the Group income statement in 2018 of $56m includes consultancy fees of $25m and severance costs of $18m.

Net financial expenses
Net financial expenses increased by $9m to $81m. The increase is primarily due to the unwind of $5m interest on deferred and contingent consideration relating to the Regent and UK portfolio acquisitions and interest on the €500m bond issued in November 2018. On an underlying basis, interest increased from $85m to $100m.

Financing costs included $48m (2017: $44m) of interest costs on the public bonds and $20m (2017: $20m) in respect of the InterContinental Boston finance lease, both of which are fixed rate debt.

Taxation
The effective rate of tax on profit before exceptional items and System Fund was 22% (2017: 29%). Excluding the impact of prior year items, the equivalent tax rate would be 23% (2017: 30%). This rate is higher than the average UK statutory rate of 19% (2017: 19.25%), due mainly to certain overseas profits (particularly in the US) being subject to statutory tax rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $27m (2017: credit of $88m). This included a current tax credit of $11m on reorganisation costs, a $5m current tax credit in respect of litigation costs, a $6m tax credit ($5m current tax and $1m deferred tax) arising from a US pension scheme settlement, a $2m current tax credit in respect of acquisition costs, a $2m prior year current tax charge on the sale of Avendra, and a $5m exceptional prior year tax credit in respect of significant US tax reform.

Net tax paid in 2018 totalled $68m (2017: $172m). The 2018 tax paid was less than 2017 principally due to material tax repayments from the UK and US tax authorities in 2018 and exceptional tax paid on the sale of Avendra in 2017.

Dividends
The Board has proposed a final dividend per ordinary share of 78.1¢. With the interim dividend per ordinary share of 36.3¢, the full-year dividend per ordinary share for 2018 will total 114.4¢, an increase of 10% over 2017.

On 19 October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation. The special dividend ($2.621 per ordinary share) was paid on 29 January 2019.

IHG pays its dividends in pounds sterling and US dollars. The sterling amount of the final dividend will be announced on 26 April 2019 using the average of the daily exchange rates from 23 April 2019 to 25 April 2019 inclusive.

Earnings per ordinary share
Basic earnings per ordinary share decreased by 34.0% to 184.7¢ from 279.8¢ in 2017 whilst adjusted earnings per ordinary share and underlying earnings per ordinary share increased by 19.4% to 292.1¢ and by 18.8% to 290.5¢ respectively.

Share price and market capitalisation
The IHG share price closed at £42.37 on 31 December 2018, down from £47.19 on 31 December 2017. The market capitalisation of the Group at the year-end was £8.1bn.

Sources of liquidity
In November 2018, the Group issued a €500m, 2.125% euro bond repayable in May 2027. The bond extends the maturity profile of the Group's debt. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into pounds sterling. The currency swaps fix the bond debt at £436m, with interest payable semi-annually at a rate of 3.5%. This is in addition to £400m of public bonds which are repayable on 28 November 2022, £300m repayable on 14 August 2025 and £350m repayable on 24 August 2026.

The Group is further financed by a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility) which mature in March 2022, both of which were undrawn at the year-end. The Syndicated and Bilateral Facilities contain the same terms and two financial covenants; interest cover; and net debt divided by operating profit before exceptional items, depreciation and amortisation and System Fund revenue and expenses. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.  Financial covenants will not be affected by the adoption of IFRS 16 'Leases'.

Additional funding is provided by the 99-year finance lease (of which 87 years remain) on InterContinental Boston and other uncommitted bank facilities. In the Group's opinion, the available facilities are sufficient for the Group's present liquidity requirements. Borrowings included bank overdrafts of $104m (2017: $110m), which were matched by an equivalent amount of cash and cash equivalents under the Group's cash pooling arrangements.

Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US and Canada, and the matching overdrafts are held by the Group's central treasury company in the UK.

Net debt of $1,530m (2017: $1,851m) is analysed by currency as follows:
	2018	2017
	$m	$m

Borrowings
Sterling*	1,895	1,416
US dollar	329	601
Euros	8	2
Other	2	-
Cash and cash equivalents
Sterling	(479)	(13)
US dollar	(91)	(75)
Euros	(23)	(13)
Canadian dollar	(12)	(13)
Chinese renminbi	(58)	(12)
Other	(41)	(42)
	____	____
Net debt	1,530	1,851
	____	____

Average debt levels	1,755	1,810
* 2018 includes the impact of currency swaps.	____	____

USE OF NON-GAAP MEASURES

In addition to performance measures directly observable in the Business Review (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Where applicable the definitions have been amended to reflect the adoption of IFRS 15.

Total gross revenue in IHG's System
Total gross revenue provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

Revenue and operating profit measures
In each of the following measures, System Fund results are excluded as the System Fund is not managed to a profit or loss for IHG, although an in-year surplus or deficit can arise. Revenues related to the reimbursement of costs, and the related costs, are excluded as operating profit is unaffected and an increase in these does not indicate growth for the business. Exceptional items are also excluded as they can be significantly skewed by one off events, for example reorganisation costs.

Operating profit measures are, by their nature, before interest and tax. A pre-interest and pre-tax measure excludes the impact of the Group's financing and external factors such as legislative changes, respectively. A pre-interest and pre-tax measure is considered more reflective of the Group's success in executing against its strategy.

Revenue from reportable segments and operating profit from reportable segments - comprises the Group's fee business and owned, leased and managed lease hotels.

Underlying revenue and underlying operating profit - adjusts the above to exclude the impact of owned asset disposals, significant liquidated damages, current year acquisitions, all translated at constant currency using prior year exchange rates. The presentation of these performance measures allows a better understanding of comparable year-on-year trading and enables an assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue and fee margin - further analyses the above for the Group's fee business only, reflecting the Group's core fee-based business model. Underlying fee revenue is at constant currency using prior year exchange rates, fee margin is at actual exchange rates.

Operating profit from reportable segments before central overheads - used only to assist in understanding the relative contribution of IHG's regions to the Group, and as such central overheads are excluded.

Underlying interest
This is a new measure in the year following the adoption of IFRS 15 and includes the interest payable to the System Fund on the outstanding cash balance relating to the IHG Rewards Club programme. In addition, the Group's financial expenses are presented net of System Fund capitalised interest, this interest is related to the assets attributable to the System Fund. These are adjusted as the System Fund is not managed to a profit or loss for IHG therefore removing these provides a better view of the Group's underlying interest expense.

Tax excluding the impact of exceptional items and System Fund
This is a new measure in the year following the adoption of IFRS 15 which gives a more meaningful understanding of the Group's ongoing tax charge. Exceptional items represent distorting or non-recurring items and therefore often skew the current year's tax charge. The System Fund is not managed to a profit or loss for IHG and is, in general, not subject to tax either. Therefore, removing these provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year.

Adjusted earnings per ordinary share, Underlying earnings per ordinary share
Adjusted earnings per ordinary share excludes System Fund revenue and expenses, any interest and tax relating to the System Fund, exceptional items, and their related tax impacts. Adjusted earnings per ordinary share provides a per share measure that is not skewed by the result of the System Fund or exceptional items. Underlying earnings per ordinary share is calculated by dividing underlying profit for the period available for IHG equity holders by the weighted average number of ordinary shares in issue during the period, excluding investment in own shares. The presentation of underlying earnings per ordinary share allows a better understanding of comparable year-on-year trading and thereby allows an assessment of the underlying trends in the Group's financial performance.

Net debt, Net capital expenditure, Free cash flow
Net debt is used in the monitoring of the Group's liquidity and capital structure, and is used to calculate the key ratios attached to the Group's bank covenants. Net debt comprises loans and other borrowings, derivatives hedging debt values, less cash and cash equivalents, and is reconciled to the amounts included in the Group Financial Statements.

Net capital expenditure is defined as cash flow from investing activities less contract acquisition costs, excluding the acquisition of businesses net of cash acquired, tax paid on disposals and adjusted for System Fund depreciation and amortisation (recovery of previous System Fund capital expenditure). For internal management reporting, capital expenditure is reported as either maintenance, recyclable, or System Fund. The disaggregation of net capital expenditure provides useful information as it enables users to distinguish between System Fund capital investments and recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term, compared with maintenance capital expenditure (including key money paid), which represents a permanent cash outflow.

Free cash flow is defined as cash flow from operating activities (after interest and tax paid) and excluding contract acquisition costs net of repayments, less purchase of shares by employee share trusts and maintenance capital expenditure (including key money paid). Free cash flow is a useful measure for investors, as it represents the cash available to invest back into the business to drive growth, pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect our future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Underlying revenue and underlying operating profit Non-GAAP reconciliations
The following tables:

●            Reconcile the GAAP measures included in the Group Financial Statements to Group underlying revenue and underlying operating profit;
●            Show underlying revenue and underlying operating profit on both an actual and constant currency basisa;
●            Reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit; and
●            Show underlying Group fee revenue and Group fee margin on both an actual and constant currency basisa.

Highlights for the year ended 31 December 2018
	Revenue			Operating profit
		2017			2017
	2018	Restated	%	2018	Restated	%
At actual exchange rates	$m	$m	change	$m	$m	change

Per Group income statement	4,337	4,075	6.4	566	728	(22.3)
Significant liquidated damages	(13)	-	-	(13)	-	-
Exceptional items	-	-	-	104	(4)	2,700.0
Acquisition of businesses	(85)	-	-	1	-	-
System Fund	(1,233)	(1,242)	0.7	146	34	329.4
Reimbursement of costs	(1,171)	(1,103)	(6.2)	-	-	-
	_____	_____	_____	_____	_____	_____
Underlying at actual exchange	1,835	1,730	6.1	804	758	6.1
rates	_____	_____	_____	_____	_____	_____

	At actual exchange rates			At constant currency
		2017			2017
	2018	Restated	%	2018	Restated	%
	$m	$m	change	$m	$m	change
Underlying revenue
Americas	1,051	999	5.2	1,053	999	5.4
EMEAA	478	457	4.6	471	457	3.1
Greater China	136	117	16.2	135	117	15.4
Central	170	157	8.3	169	157	7.6
	_____	_____	_____	_____	_____	_____
Underlying Group revenue	1,835	1,730	6.1	1,828	1,730	5.7
Owned, leased and managed lease revenue included above	(363)	(351)	(3.4)	(359)	(351)	(2.3)
	_____	_____	_____	_____	_____	_____
Underlying Group fee revenue	1,472	1,379	6.7	1,469	1,379	6.5
	_____	_____	_____	_____	_____	_____

	At actual exchange rates			At constant currency
		2017			2017
	2018	Restated	%	2018	Restated	%
	$m	$m	change	$m	$m	change

Underlying operating profit
Americas	662	637	3.9	663	637	4.1
EMEAA	197	171	15.2	196	171	14.6
Greater China	62	52	19.2	62	52	19.2
Central	(117)	(102)	(14.7)	(116)	(102)	(13.7)
	_____	_____	_____	_____	_____	_____
Underlying Group operating profit	804	758	6.1	805	758	6.2
Owned, leased and managed lease operating profit included
above	(33)	(35)	5.7	(34)	(35)	2.9
	_____	_____	_____	_____	_____	_____
Underlying Group fee profit	771	723	6.6	771	723	6.6
	_____	_____	_____	_____	_____	_____
Group fee margin	52.4%	52.4%	0.0ppts	52.5%	52.4%	0.1ppts
	_____	_____	_____	_____	_____	_____

a IHG's method for calculating the constant currency amounts of entities reporting in currencies other than US dollars is to translate the current period results into US dollars using the prior period's exchange rate. For example, if a UK entity generated revenue of £100m in 2018 and 2017, the Group Financial Statements would report revenue of $133m in 2018 and $128m in 2017, using the respective average exchange rates for the year of $1=£0.75 and $1=£0.78. For constant currency reporting, 2018 revenue would be translated at $1=£0.78 giving a US dollar value of $128m, thereby showing that underlying revenue was flat year-on-year. An exception to this approach is made for currencies experiencing high volatility in order to remove the distorting effect on underlying results where the average daily rate broadly keeps pace with inflation. In 2018 this exception has been applied to fees earned from hotels in Venezuela.

Underlying earnings per ordinary share reconciliation

The following table reconciles basic earnings per ordinary share to underlying earnings per ordinary share.

12 months ended 31 December
2017
2018	Restated

	12 months ended 31 December
		2017
	2018	Restated
	$m	$m
Basic earnings per ordinary share

Profit available for equity holders	351	540
Basic weighted average number of ordinary shares (millions)	190	193

Basic earnings per ordinary share (cents)	184.7	279.8
	_____	_____
Underlying earnings per ordinary share
Profit available for equity holders	351	540
Adjusted for:
Significant liquidated damages	(13)	-
Tax on significant liquidated damages	3	-
Acquisition of businesses	1	-
Interest relating to deferred and contingent purchase consideration on current year acquisitions	5	-
System Fund revenue and expenses	146	34
Interest attributable to the System Fund	(19)	(13)
Tax attributable to the System Fund	-	3
Exceptional items before tax	104	(4)
Tax on exceptional items	(22)	2
Exceptional tax	(5)	(90)
Currency effect	1	-
	_____	_____
Underlying profit available for equity holders	552	472
	_____	_____

Underlying earnings per ordinary share (cents)	290.5	244.6
	_____	_____

Net capital expenditure reconciliation

The following table reconciles net cash from investing activities to net capital expenditure.

	12 months ended 31 December
		2017
	2018	Restated
	$m	$m

Net cash from investing activities	(189)	(206)
Adjusted for:
Contract acquisition costs, net of repayments	(54)	(57)
Tax paid on disposals	2	25
System Fund depreciation and amortisation	45	36
Acquisition of businesses, net of cash acquired	38	-
	_____	_____
Net capital expenditure	(158)	(202)
Add back:
Disposal receipts	(10)	(104)
Distributions from associates and joint ventures	(32)	-
System Fund depreciation and amortisation	(45)	(36)
	_____	_____
Gross capital expenditure	(245)	(342)
	_____	_____
Analysed as:
Capital expenditure: maintenance and key money	(108)	(115)
Capital expenditure: recyclable investments	(38)	(85)
Capital expenditure: System Fund investments	(99)	(142)
	_____	_____
Gross capital expenditure	(245)	(342)
	_____	_____

Free cash flow reconciliation

The following table reconciles net cash from operating activities to free cash flow.

	12 months ended 31 December
		2017
	2018	Restated
	$m	$m

Net cash from operating activities	666	577
Adjusted for:
Contract acquisition costs, net of repayments	54	57

Less:
Purchase of shares by employee share trusts	(3)	(3)
Capital expenditure: maintenance and key money	(108)	(115)
	_____	_____
Free cash flow	609	516
	_____	_____

Underlying interest reconciliation

The following table reconciles net financial expenses to underlying interest.

	12 months ended 31 December
	2017
	2018	Restated
	$m	$m
Net financial expenses

Financial income	5	4
Financial expenses	(86)	(76)
	_____	_____
	(81)	(72)
Adjusted for:
Interest payable on balances with the System Fund	(14)	(7)
Capitalised interest relating to System Fund assets	(5)	(6)
	_____	_____
Underlying interest	(100)	(85)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2018

	2018 Year ended 31 December	2017 Year ended 31 December Restated*
	$m	$m

Revenue from fee business	1,486	1,379
Revenue from owned, leased and managed lease hotels	447	351
System Fund revenues	1,233	1,242
Reimbursement of costs	1,171	1,103
	_____	_____
Total revenue (notes 5 and 6)	4,337	4,075

Cost of sales	(706)	(571)
System Fund expenses	(1,379)	(1,276)
Reimbursed costs	(1,171)	(1,103)
Administrative expenses before exceptional items	(344)	(337)
Share of (losses)/gains of associates and joint ventures	(1)	3
Other operating income	14	11
Depreciation and amortisation	(80)	(78)
	_____	_____
Operating profit before exceptional items (note 5)	670	724
Impairment charges (note 7)	-	(18)
Other exceptional items (note 7)	(104)	22
	_____	_____
Operating profit (note 5)	566	728
Financial income	5	4
Financial expenses	(86)	(76)
	_____	_____
Profit before tax	485	656

Tax (note 8)	(133)	(115)
	_____	_____
Profit for the year from continuing operations	352	541
	_____	_____
Attributable to:
Equity holders of the parent	351	540
Non-controlling interest	1	1
	_____	_____
	352	541
	_____	_____

Earnings per ordinary share (note 9)
Continuing and total operations:
Basic	184.7¢	279.8¢
Diluted	182.8¢	278.4¢
Adjusted	292.1¢	244.6¢
Adjusted diluted	289.1¢	243.3¢

* Restated for the adoption of IFRS 15 and other presentational changes (see notes 2 and 3).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2018

	2018 Year ended 31 December $m	2017 Year ended 31 December Restated* $m

Profit for the year	352	541

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets**, net of related tax charge of $nil (2017 $3m)	-	41
Fair value gains reclassified to profit on disposal of available-for-sale financial assets**	-	(73)
Gains on cash flow hedges, including related tax credit of $1m (2017 $nil)	5	-
Costs of hedging	(1)	-
Hedging gains reclassified to financial expenses	(8)	-
Exchange gains/(losses) on retranslation of foreign operations, including related tax credit of $2m (2017 net of related tax credit of $1m)	43	(88)
	_____	_____
	39	(120)
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income, including related tax charge of $2m (2017 $nil)	(14)	-
Re-measurement gains/(losses) on defined benefit plans, net of related tax charge of $4m (2017 $nil)	8	(4)
Deferred tax charge on defined benefit plans arising from significant US tax reform	-	(11)
	_____	_____
	(6)	(15)
	_____	_____
Total other comprehensive income/(loss) for the year	33	(135)
	_____	_____
Total comprehensive income for the year	385	406
	_____	_____

Attributable to:
Equity holders of the parent	383	404
Non-controlling interest	2	2
	_____	_____
	385	406
	_____	_____

* Restated for the adoption of IFRS 15 (see note 2) ** IFRS 9 has been applied from 1 January 2018. Under the transition method chosen, comparative information has not been restated.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2018

	Year ended 31 December 2018
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year (restated for IFRS 15)	154	(2,413)	951	7	(1,301)
Impact of adopting IFRS 9 (note 2)	-	(18)	18	-	-
	_____	_____	_____	_____	_____
At the beginning of the year (restated for IFRS 15 and IFRS 9)	154	(2,431)	969	7	(1,301)
Total comprehensive income for the year	-	24	359	2	385
Transfer of treasury shares to employee share trusts	-	(19)	19	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	24	(24)	-	-
Equity-settled share-based cost	-	-	39	-	39
Tax related to share schemes	-	-	3	-	3
Equity dividends paid	-	-	(199)	(1)	(200)
Exchange adjustments	(8)	8	-	-	-
	_____	_____	_____	_____	_____
At end of the year	146	(2,397)	1,166	8	(1,077)
	_____	_____	_____	_____	_____

	Year ended 31 December 2017
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year (as previously reported)	141	(2,300)	1,392	8	(759)
Impact of adopting IFRS 15 (note 2)	-	15	(402)	-	(387)
	_____	_____	_____	_____	_____
At beginning of the year (restated for IFRS 15)	141	(2,285)	990	8	(1,146)

Total comprehensive income for the year	-	(121)	525	2	406
Transfer of treasury shares to employee share trusts	-	(20)	20	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	29	(29)	-	-
Equity-settled share-based cost	-	-	29	-	29
Tax related to share schemes	-	-	9	-	9
Equity dividends paid	-	-	(593)	(3)	(596)
Exchange adjustments	13	(13)	-	-	-
	_____	_____	_____	_____	_____
At end of the year	154	(2,413)	951	7	(1,301)
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedging reserve and currency translation reserve.

All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2018
	2018 31 December	2017 31 December Restated*
	$m	$m
ASSETS
Property, plant and equipment	447	425
Goodwill and other intangible assets	1,143	967
Investment in associates and joint ventures	104	141
Retirement benefit assets	-	3
Other financial assets	260	228
Derivative financial instruments	7	-
Non-current tax receivable	31	16
Deferred tax assets	60	75
Contract costs	55	51
Contract assets	270	241
	_______	_______
Total non-current assets	2,377	2,147
	_______	_______
Inventories	5	3
Trade and other receivables	613	551
Current tax receivable	27	101
Other financial assets	1	16
Derivative financial instruments	1	-
Cash and cash equivalents	704	168
Contract costs	5	7
Contract assets	20	17
	_______	_______
Total current assets	1,376	863
	_______	_______
Total assets (note 5)	3,753	3,010
	__ ___	__ ___
LIABILITIES
Loans and other borrowings	(120)	(126)
Trade and other payables	(618)	(597)
Deferred revenue	(572)	(490)
Provisions	(10)	(3)
Current tax payable	(50)	(64)
	_______	_______
Total current liabilities	(1,370)	(1,280)
	_______	_______
Loans and other borrowings	(2,129)	(1,893)
Retirement benefit obligations	(91)	(104)
Trade and other payables	(158)	(36)
Deferred revenue	(934)	(867)
Provisions	(17)	(5)
Non-current tax payable	-	(25)
Deferred tax liabilities	(131)	(101)
	_______	______
Total non-current liabilities	(3,460)	(3,031)
	_______	_______
Total liabilities	(4,830)	(4,311)
	_______	_______
Net liabilities	(1,077)	(1,301)
	________	________
EQUITY
Equity share capital	146	154
Capital redemption reserve	10	10
Shares held by employee share trusts	(4)	(5)
Other reserves	(2,865)	(2,874)
Fair value reserve	47	79
Cash flow hedging reserve	(4)	-
Currency translation reserve	419	377
Retained earnings	1,166	951
	______	______
IHG shareholders' equity	(1,085)	(1,308)
Non-controlling interest	8	7
	_______	_______
Total equity	(1,077)	(1,301)
	________	________
*Restated for the adoption of IFRS 15 (see note 2)

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2018

	2018 Year ended 31 December	2017 Year ended 31 December Restated*
	$m	$m

Profit for the year	352	541
Adjustments reconciling profit for the year to cash flow from operations before contract acquisition costs (note 12)	502	308
	_____	_____
Cash flow from operations before contract acquisition costs	854	849
Contract acquisition costs, net of repayments	(54)	(57)
	_____	_____
Cash flow from operations	800	792
Interest paid	(70)	(69)
Interest received	2	1
Tax paid on operating activities	(66)	(147)
	_____	_____
Net cash from operating activities	666	577
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(46)	(44)
Purchase of intangible assets	(112)	(172)
Investment in associates and joint ventures	(1)	(47)
Investment in other financial assets	(33)	(30)
Acquisition of businesses, net of cash acquired (note 11)	(38)	-
Capitalised interest paid	(5)	(6)
Landlord contributions to property, plant and equipment	8	14
Loan repayments by associates and joint ventures	-	9
Distributions from associates and joint ventures	32	-
Repayments of other financial assets	8	20
Disposal of equity securities	-	75
Tax paid on disposals	(2)	(25)
	_____	_____
Net cash from investing activities	(189)	(206)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	(3)	(3)
Dividends paid to shareholders	(199)	(593)
Dividend paid to non-controlling interest	(1)	(3)
Issue of long-term bonds, including effect of currency swaps	554	-
(Decrease)/increase in other borrowings	(268)	153
Proceeds from currency swaps	3	-
	_____	_____
Net cash from financing activities	86	(446)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	563	(75)
Cash and cash equivalents, net of overdrafts, at beginning of the year	58	117
Exchange rate effects	(21)	16
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	600	58
	_____	_____

*Restated for the adoption of IFRS 15 (see note 2)

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2018 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.   Other than the changes arising from the adoption of new accounting standards set out below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC Annual Report and Financial Statements for the year ended 31 December 2017.

The Group will adopt IFRS 16 'Leases' with effect from 1 January 2019.   IFRS 16 eliminates the classification of leases as either operating or finance leases and introduces a single accounting model which requires the recognition of a 'right of use' asset and corresponding lease liability.  Management's assessment of the impact of this standard is substantially complete.  If the results for the year ended 31 December 2018 had been reported under IFRS 16, the Group would have reported an increase in leased assets of $323m and an increase in lease liabilities of $431m, with an immaterial impact on profit after tax.   These estimates are subject to further refinement as the implementation project is completed.

Further details on the adoption of this standard will be included in the InterContinental Hotels Group PLC Annual Report and Financial Statements for the year ended 31 December 2018.

2.	Adoption of new accounting standards

IFRS 15

With effect from 1 January 2018, the Group has adopted IFRS 15 'Revenue from Contracts with Customers' which introduces a new five-step approach to measuring and recognising revenue from contracts with customers.  Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Group has elected to apply the full retrospective method in adopting IFRS 15.

Prior to adoption of IFRS 15, the Group's revenue was primarily comprised of fee-based revenue from franchise and management contracts, and hotel revenue in owned, leased and managed lease properties.  The recognition of these revenue streams is largely unchanged by IFRS 15:

●            Franchise and base management fees are typically charged as a percentage of underlying revenues in the hotels and are treated as variable consideration. These fees are recognised as the underlying hotel revenues occur.

●            Incentive management fees are generally based on the hotel's profitability or cash flows, and are recognised over time when it is considered highly probable that the related performance criteria will be met, provided there is no expectation of a subsequent reversal of the revenue.

●            Hotel revenue in owned, leased and managed lease properties includes rooms revenue and food and beverage sales, which is recognised when the rooms are occupied and food and beverages are sold.

The key changes resulting from the adoption of IFRS 15 are as follows:

a)   Managed and franchised hotel cost reimbursements
Under IFRS 15, the provision of employees to managed hotels is not considered to be a service that is distinct from the general hotel management service. Reimbursements for the cost of IHG employees working in managed hotels are therefore shown as revenue with an equal matching cost, with no profit impact. Certain other costs relating to both managed and franchised hotels are also contractually reimbursable to IHG and where IHG is deemed to be acting as principal in the provision of the related services, the revenue and cost are shown on a gross basis under IFRS 15 in the lines 'Reimbursement of costs' and 'Reimbursed costs'. Under previous accounting policies, no revenue or matching cost was recognised.  This change increased 2017 revenue and expense by $1,103m with no profit impact.

b)   Initial application and re-licensing fees
Under previous accounting, application and re-licensing fees were recognised as revenue when billed as the monies received are not refundable and IHG has no further obligations to satisfy. Under IFRS 15, there is a requirement to consider whether the payment of these fees transfers a distinct good or service to the customer that is separate from the promise to provide franchise services. As this is not the case, IFRS 15 requires initial application and re-licensing fees to be recognised as services are provided, over the life of the related contract. The spreading of these fees results in an initial reduction to revenue and operating profit, and the recognition of deferred revenue on the statement of financial position, reflecting the profile of increased amounts received in recent years.  This change reduced 2017 revenue from fee business by $14m and increased 2017 deferred revenue by $163m, comprising $24m current and $139m non-current.  There was also a $40m decrease in deferred tax liabilities related to this adjustment.

c)   Contract costs
Contract costs related to securing management and franchise contracts were previously charged to the income statement as incurred. Under IFRS 15, certain costs qualify to be capitalised as the cost of obtaining a contract and are amortised over the initial term of the related contract. This change increased 2017 operating profit by $5m and the capitalisation of contract costs on the statement of financial position at 31 December 2017 by $58m, comprising $7m current and $51m non-current.  There was also a $15m increase in deferred tax liabilities related to this adjustment.

d)   Amortisation of amounts paid to hotel owners to secure management contracts and franchise agreements ('key money')
Under previous accounting, key money payments were capitalised as intangible assets and amortised over the life of the related contracts. Under IFRS 15, these payments are treated as 'consideration payable to a customer' and therefore recorded as a contract asset and recognised as a deduction to revenue over the contract term. This change results in a reduction to revenue and depreciation and amortisation for the year ended 31 December 2017 of $17m, with no change to operating profit, and the reclassification of key money on the statement of financial position from intangible assets to contract assets at 31 December 2017 of $257m, of which $17m was classified as current and $240m was classified as non-current.

In the Group statement of cash flows, these contract acquisition costs are reclassified from investing activities to cash flow from operations.

e)   Owned hotel disposals subject to a management contract
Under previous accounting, when hotels were sold and the Group retained management of the hotel, the consideration recognised included both the cash received and the fair value of the management contract which was capitalised as an intangible asset and subsequently amortised to the income statement. This accounting was governed by the 'exchange of assets' criteria included in IAS 16 'Property, Plant and Equipment' and IAS 38 'Intangible Assets'. IFRS 15 specifically includes property sales in its scope and results in the sales consideration being recorded at the fair value of the encumbered hotel, which generally will be equivalent to the cash received. This change resulted in the derecognition of historic intangible asset balances at 31 December 2017 of $243m and a lower amortisation charge in the income statement for the year ended 31 December 2017 of $8m.  This change also resulted in an increase in deferred tax assets and reduction in deferred tax liabilities of $19m and $32m respectively at 31 December 2017.

f)     Other adjustments

Other adjustments, which are immaterial, include re-assessments of IHG's role as principal in other revenue transactions and the treatment of payments under performance guarantees as a reduction to the transaction price within management contracts.

g)    System Fund adjustments

The Group operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the guest reservation systems and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG, but is managed for the benefit of hotels in the System with the objective of driving revenues for the hotels. Consequently, under previous accounting these revenues and expenses were not recorded in the Group income statement.

Under IFRS 15, an entity is regarded as a principal if it controls a service prior to transfer to the customer. As marketing and reservations expenses primarily comprise payroll and marketing expenses under contracts entered into by the Group, management has determined that the Group controls these services. Fund revenues and expenses are therefore recognised on a gross basis in the Group income statement. Assessment fees from hotel owners are generally levied as a percentage of hotel revenues and are recognised as those hotel revenues occur.

In respect of the loyalty programme (IHG Rewards Club), the Group has determined that the related performance obligation is not satisfied in full until the member has consumed the points at a participating hotel. Accordingly, revenue related to loyalty points earned by members or sold under co-branding arrangements is deferred in an amount that reflects the stand-alone selling price of the future benefit to the member. As materially all of the points will be consumed at IHG managed or franchised hotels owned by third parties, IHG is deemed to be acting as agent on redemption and therefore recognises the related revenue net of the cost of reimbursing the hotel that is providing the hotel stay. The deferred revenue balance under IFRS 15 (31 December 2017 $1,057m) is higher than the points redemption cost liability that was recognised under previous accounting (31 December 2017 $760m) resulting in an increase in the Group's net liabilities.

Management has also determined that in addition to the performance obligation for the redemption of points, co-branding arrangements contain other performance obligations including marketing services and the right to access the loyalty programme. Revenue attributable to the stand-alone selling price of these additional services is recognised as the Group performs its obligations over the term of the co-branding arrangement.  Certain travel agency commission revenues within the Fund will be recognised on a net basis, where it has been determined that IHG acts as agent under IFRS 15.

Under previous accounting, any short-term timing surplus or deficit in the Fund was carried in the Group statement of financial position within working capital. Under IFRS 15, the in-year Fund surplus or deficit is recognised in the Group income statement. Both the previous accounting treatment and the change on applying IFRS 15 (and the equivalent US GAAP standard) are consistent with other companies in the hotel industry. The Fund surplus of $158m at 31 December 2017 was derecognised resulting in a reduction in the Group's net liabilities.

IHG also records an interest charge on the accumulated balance of cash in advance of the consumption of IHG Rewards Club points. In 2017 these interest payments totalled $7m and were recognised as interest income for the Fund and interest expense for IHG. The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System, which totalled $6m in 2017.  As the Fund is now included on the Group income statement, these amounts are included in the reported net Group financial expenses.

The System Fund accounting changes result in an increase in recorded revenue and expenses for the year ended 31 December 2017 of $1,217m and $1,251m respectively. However, since the Group has an agreement with the IHG Owners Association that the Fund is not managed to a gain or loss for IHG, any in-year profit or loss resulting from Fund activity is excluded from the calculation of underlying operating profit and adjusted earnings per share as the agreement is to spend the funds for the benefit of hotels in the System.

Opening total equity at 1 January 2017 decreases from $(759)m to $(1,146)m.

The impact of adopting IFRS 15 and other presentational changes (see note 3) on previously reported line items in the Group financial statements is set out on the following pages.

Impact of IFRS 15 and other presentational changes on the Group income statement
For the year ended 31 December 2017

	As previously reported	IFRS 15 - Core IHG	IFRS 15 - System Fund	Other changes (note 3)	As restated
	$m	$m	$m	$m	$m

Revenue from fee business	1,600	(33)	-	(188)	1,379
Revenue from owned, leased and managed leases hotels	184	4	-	163	351
System Fund revenues	-	-	1,217	25	1,242
Reimbursement of costs	-	1,103	-	-	1,103
	_____	_____	_____	_____	_____
Total revenues	1,784	1,074	1,217	-	4,075

Cost of sales	(608)	12	-	25	(571)
System Fund expenses	-	-	(1,251)	(25)	(1,276)
Reimbursed costs	-	(1,103)	-	-	(1,103)
Administrative expenses	(328)	(9)	-	-	(337)
Share of gains/(losses) of associates and joint ventures	3	-	-	-	3
Other operating income	11	-	-	-	11
Depreciation and amortisation	(103)	25	-	-	(78)
	_____	_____	_____	_____	_____
Operating profit before exceptional items	759	(1)	(34)	-	724
Impairment charges	(18)	-	-	-	(18)
Other exceptional items	22	-	-	-	22
	_____	_____	_____	_____	_____
Operating profit	763	(1)	(34)	-	728
Financial income	4	-	-	-	4
Financial expenses	(89)	-	13	-	(76)
Tax	(85)	(28)	(2)	-	(115)
	_____	_____	_____	_____	_____
Profit after tax	593	(29)	(23)	-	541
	_____	_____	_____	_____	_____

Impact of IFRS 15 on the Group statement of comprehensive income
For the year ended 31 December 2017

	As previously reported $m	IFRS 15 adoption $m	As restated $m

Profit for the year	593	(52)	541
Exchange losses on retranslation of foreign operations, net of related tax credit of $1m	(77)	(11)	(88)
Other items	(47)	-	(47)
	____	____	____
Total comprehensive income for the year	469	(63)	406
	_____	_____	_____

Impact of IFRS 15 on the Group statement of financial position
As at 31 December 2017

	As previously reported $m	IFRS 15 adoption $m	As restated $m

Goodwill and other intangible assets	1,467	(500)	967
Deferred tax assets	56	19	75
Contract costs	-	51	51
Contract assets	-	241	241
Other non-current assets	813	-	813
	________	_______	________
Total non-current assets	2,336	(189)	2,147
	________	_______	________
Contract costs	-	7	7
Contract assets	-	17	17
Other current assets	839	-	839
	________	_______	________
Total current assets	839	24	863
	________	_______	________
Total assets	3,175	(165)	3,010
	________	_______	________
Loyalty programme liability	(343)	343	-
Trade and other payables	(768)	171	(597)
Deferred revenue	-	(490)	(490)
Other current liabilities	(193)	-	(193)
	________	_______	________
Total current liabilities	(1,304)	24	(1,280)
	________	_______	________
Loyalty programme liability	(417)	417	-
Trade and other payables	(121)	85	(36)
Deferred revenue	-	(867)	(867)
Deferred tax liabilities	(157)	56	(101)
Other non-current liabilities	(2,027)	-	(2,027)
	________	_______	________
Total non-current liabilities	(2,722)	(309)	(3,031)
	________	_______	________
Total liabilities	(4,026)	(285)	(4,311)
	________	_______	________
Net liabilities	(851)	(450)	(1,301)
	________	_______	________
Equity share capital	154	-	154
Capital redemption reserve	10	-	10
Shares held by employee share trusts	(5)	-	(5)
Other reserves	(2,874)	-	(2,874)
Fair value reserve	79	-	79
Currency translation reserve	373	4	377
Retained earnings	1,405	(454)	951
	_______	______	_______
IHG shareholders' equity	(858)	(450)	(1,308)

Non-controlling interest	7	-	7
	_______	______	_______
Total equity	(851)	(450)	(1,301)
	_______	______	_______

Impact of IFRS 15 on the Group statement of cash flows
For the year ended 31 December 2017

	As previously reported $m	IFRS 15 adoption $m	As restated $m

Profit for the year	593	(52)	541
Adjustments reconciling profit for the year to cash flow from operations before contract acquisition costs	263	45	308
	_____	_____	_____
Cash flow from operations before contract acquisition costs	856	(7)	849
Contract acquisition costs, net of repayments	-	(57)	(57)
	_____	_____	_____
Cash flow from operations	856	(64)	792
Interest paid	(76)	7	(69)
Interest received	1	-	1
Tax paid on operating activities	(147)	-	(147)
	_____	_____	_____
Net cash from operating activities	634	(57)	577
	_____	_____	_____

Purchase of intangible assets	(229)	57	(172)
Other cash flows from investing activities	(34)	-	(34)
	_____	_____	_____
Net cash from investing activities	(263)	57	(206)
	_____	_____	_____

Net cash from financing activities	(446)	-	(446)
	_____	_____	_____

Net movement in cash and cash equivalents, net of overdrafts, in the year	(75)	-	(75)
	_____	_____	_____

Cash and cash equivalents, net of overdrafts, at beginning of the year	117	-	117
Exchange rate effects	16	-	16
	_____	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	58	-	58
	_____	_____	_____

Impact of IFRS 15 on basic and diluted earnings per ordinary share
For the year ended 31 December 2017

	As previously reported	IFRS 15 adoption	As restated

Basic earnings per ordinary share	306.7ȼ	(26.9)ȼ	279.8ȼ
Diluted earnings per ordinary share	305.2ȼ	(26.8)ȼ	278.4ȼ

IFRS 9

With effect from 1 January 2018, the Group has adopted IFRS 9 'Financial Instruments'. IFRS 9 introduces new requirements for classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

The Group has applied the requirements of IFRS 9 retrospectively, except for hedge accounting.
The new rules for hedge accounting will be applied prospectively in line with the requirements of the standard.  The Group has not applied any practical expedients available under IFRS 9.  The Group has not restated prior periods as allowed by the transition provisions of IFRS 9 as restatement is impracticable without the use of hindsight.  Accordingly, the information presented for 2017 reflects the classification of assets under IAS 39, not IFRS 9.

The only impact of IFRS 9 on the Group financial statements is to reclassify the impact of historic impairments on equity instruments measured at fair value through other comprehensive income ('FVOCI').  These impairments were originally recorded in the Group income statement, but under IFRS 9 they would have been recorded in the fair value reserve and only transferred to retained earnings when the equity investments are derecognised.  An adjustment of $18m has been made to the Group statement of changes in equity at 1 January 2018 to reflect this reclassification.

3.	Presentational changes

In addition to the adoption of IFRS 15 and IFRS 9, these preliminary financial statements have been restated to reflect several other changes to the presentation of the Group's financial results.

Exceptional items

Exceptional items, which were previously shown in a separate column of the Group income statement, are now presented as a separate line item, with detailed disclosure in note 7.

New operating segments

See note 5.

Reporting of fee business results

Revenue and operating profit from management and franchise agreements, together with regional and Central overheads, have been combined into one category, 'fee business', to more closely reflect the way the business is now reported as a result of the ongoing reorganisation (see note 7).

Reporting of managed lease hotels

The revenue and operating profit of managed lease hotels, previously reported as part of the Group's managed operations, are now reported with owned and leased hotels.  As the full results of these hotels are consolidated into IHG's income statement, this gives a clearer view of the reported fee business revenues and profits.

Overhead allocations

Minor changes have been made to the basis for allocating overheads to the regional and Central operating segments.

InterContinental reservation fees and costs

Reservation fees and costs associated with the InterContinental brand have previously been recognised in IHG's income statement. These fees and costs have now been moved to the System Fund to align with the treatment of IHG's other brand programmes. As this programme is not managed to make a profit or loss for IHG, there is no operating profit impact.

Prior year comparatives have been restated to reflect these presentational changes and the impact on the Group income statement for the year ended 31 December 2017 is as follows:

	Managed leases $m	InterContinental reservations $m	Total $m

Revenue from fee business	(163)	(25)	(188)
Revenue from owned, leased and managed lease hotels	163	-	163
System Fund revenues	-	25	25
	_____	_____	______
Total revenues	-	-	-
	_____	_____	_____

Cost of sales	-	25	25
System Fund expenses	-	(25)	(25)
	_____	_____	_____
Operating profit	-	-	-
	_____	_____	_____

4.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.75 (2017 $1 = £0.78). In the case of the euro, the translation rate is $1 = €0.85 (2017 $1 = €0.89).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1 = £0.78 (2017 $1 = £0.74). In the case of the euro, the translation rate is $1 = €0.87 (2017 $1 = €0.83).

5.	Segmental information

With effect from 1 January 2018, an internal reorganisation resulted in the formation of a new operating segment, Europe, Middle East, Asia and Africa (EMEAA), bringing together the former segments of Europe and Asia, Middle East and Africa (AMEA). By bringing together two strong, established regions, there will be an increased focus on growth through increased agility and effectiveness.

Following this reorganisation, the management of the Group's operations, excluding Central functions, is organised within three geographical regions:
● Americas;
● EMEAA; and
● Greater China.

These, together with Central functions, comprise the Group's four reportable segments. Each of the geographical regions is led by its own Chief Executive Officer, who reports to the Group Chief Executive Officer.   No operating segments have been aggregated to form these reportable segments.

Central functions include costs of global functions including technology, sales and marketing, finance, human resources and corporate services; Central revenue arises principally from technology fee income.

Management monitors the operating results of the geographical regions and Central functions separately for the purpose of making decisions about resource allocation and performance assessment. The System Fund is not viewed as being part of the Group's core operations as IHG is unable to profit from its activities. As such, its results are not regularly reviewed by the Chief Operating Decision Maker (CODM) and it does not constitute an operating segment under IFRS 8.  Similarly, reimbursement of costs are not reported to the CODM and so are not included within the reportable segments.

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Consolidated Financial Statements, excluding System Fund and exceptional items. Group financing activities and income taxes are managed on a group basis and are not allocated to reportable segments.

Comparatives have been restated for IFRS 15 (note 2) and presentational changes (note 3) to show segmental information on a consistent basis.

Revenue
	2018	2017 Restated
	$m	$m

Americas	1,051	999
EMEAA	569	457
Greater China	143	117
Central	170	157
	_____	_____
Revenue from reportable segments	1,933	1,730
System Fund revenues	1,233	1,242
Reimbursement of costs	1,171	1,103
	_____	_____
Total revenue	4,337	4,075
	_____	_____

All items above relate to continuing operations.

Profit	2018 $m	2017 Restated $m

Americas	662	637
EMEAA	202	171
Greater China	69	52
Central	(117)	(102)
	_____	_____
Operating profit from reportable segments	816	758
System Fund	(146)	(34)
Exceptional items (note 7)	(104)	4
	_____	_____
Operating profit	566	728

Net finance costs	(81)	(72)
	_____	_____
Profit before tax	485	656
	_____	_____

All items above relate to continuing operations.

Assets	2018 $m	2017 Restated $m

Americas	1,568	1,500
EMEAA	666	504
Greater China	110	105
Central	579	541
	_____	_____
Segment assets	2,923	2,650

Unallocated assets:
Derivative financial instruments	8	-
Tax receivable	58	117
Deferred tax assets	60	75
Cash and cash equivalents	704	168
	_____	_____
Total assets	3,753	3,010
	_____	_____

6.       Disaggregation of revenue

The following tables present Group revenues disaggregated by type of revenue stream and by operating segment:

Year ended 31 December 2018
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	835	227	94	-	1,156
Incentive management fees	18	93	49	-	160
Central revenues	-	-	-	170	170
	_____	_____	_____	_____	_____
Revenue from fee business	853	320	143	170	1,486
Revenue from owned, leased and managed lease hotels	198	249	-	-	447
	_____	_____	_____	_____	_____
	1,051	569	143	170	1,933
	_____	_____	_____	_____
System Fund revenues					1,233
Reimbursement of costs					1,171
					_____
Total revenue					4,337
					_____

Year ended 31 December 2017
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	795	204	73	-	1,072
Incentive management fees	16	90	44	-	150
Central revenues	-	-	-	157	157
	_____	_____	_____	_____	_____
Revenue from fee business	811	294	117	157	1,379
Revenue from owned, leased and managed lease hotels	188	163	-	-	351
	_____	_____	_____	_____	_____
	999	457	117	157	1,730
	_____	_____	_____	_____
System Fund revenues					1,242
Reimbursement of costs					1,103
					_____
Total revenue					4,075
					_____

7.	Exceptional items
		2018 $m	2017 Restated $m
	Exceptional items before tax
	Administrative expenses:
	Acquisition and integration costs (a)	(15)	(15)
	Litigation (b)	(18)	-
	Reorganisation costs (c)	(56)	(36)
	Pension settlement cost (d)	(15)	-
		_______	_______
		(104)	(51)
	Other operating income and expenses:
	Gain on disposal of equity securities measured at fair value (e)	-	73

	Impairment charges:
	Associates (f)	-	(18)
		_____	_____
		(104)	4
		_____	_____
	Tax
	Tax on exceptional items (g)	22	(2)
	Exceptional tax (h)	5	90
		_____	_____
		27	88
		_____	_____

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)
In 2018, relates to the acquisitions of Regent (see note 11), the UK portfolio (see note 11) and Six Senses (see note 17) and, in 2017, related to the cost of integrating Kimpton into the operations of the Group.   Kimpton was acquired on 16 January 2015 and the integration programme was completed in 2017.

b)	Primarily relates to a material settlement agreed in respect of a lawsuit filed against the Group in the Americas region, together with associated legal fees.
c)
In September 2017, the Group launched a comprehensive efficiency programme funding a series of new strategic initiatives to drive an acceleration in IHG's future growth.  The programme is centred around strengthening the Group's organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments.  The programme is expected to be completed in 2019.  The cost includes consultancy fees of $25m (2017 $24m) and severance costs of $18m (2017 $8m).  An additional $47m (2017 $9m) has been charged to the System Fund.

d)
Arises from the termination of the US funded Inter-Continental Hotels Pension Plan which involved certain qualifying members receiving lump-sum cash-out payments with the remaining pension obligations subject to a buy-out by an insurance provider through the purchase of a group annuity contract.

e)
In December 2017, the sale of Avendra, LLC (Avendra) to Aramark Services, Inc., resulted in the Group receiving cash proceeds of $75m from its 6.29% interest in Avendra and the recording of a $73m exceptional gain. Avendra is a North American hospitality procurement services provider.

f)	Related to an associate investment in the Americas region and resulted from the depressed trading outlook for the New York hotel market.
g)
In 2018, comprises a current tax credit of $11m on reorganisation costs (2017: $13m), a $5m current tax credit in respect of litigation costs, a $6m tax credit ($5m current tax and $1m deferred tax) arising from the US pension settlement, a $2m current tax credit in respect of acquisition costs and a $2m prior year current tax charge on the sale of a minority investment in 2017 (2017: $28m).  In 2017 there was also a $7m deferred tax credit in respect of the impairment charge relating to an associate investment, and a $6m deferred tax credit on Kimpton integration costs.

h)
In 2018, $5m (2017 $32m current tax charge) relates to a prior year current tax credit in respect of the "transition tax" introduced in December 2017 as a result of significant US tax reform.  2017 has been restated to reflect the re-measurement arising from the significant US tax reform on the deferred taxes created or eliminated by IFRS 15.  The 2017 restated amounts include a $112m deferred tax credit as a result of the US tax reform and a $10m deferred tax credit representing a reduction in the Group's unremitted earnings provision.

8.	Tax
The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 7) and System Fund*, has been calculated using a tax rate of 22% (2017 29%) analysed as follows:

Year ended 31 December	2018	2018	2018	2017	2017	2017
	Profit $m	Tax $m	Tax rate	Profit Restated $m	Tax Restated $m	Tax rate Restated

Before exceptional items and System Fund	735	(160)	22%	686	(200)	29%
System Fund	(146)	-		(34)	(3)
Exceptional items (note 7)	(104)	27		4	88
	_____	_____		_____	_____
	485	(133)		656	(115)
	_____	_____		_____	_____
Analysed as:
UK tax		(21)			7
Foreign tax		(112)			(122)
		_____			_____
		(133)			(115)
		_____			_____
* See the Use of Non-GAAP measures section in the Business Review.

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.

Adjusted earnings per ordinary share* is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Additionally, following the adoption of IFRS 15, earnings attributable to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, as IHG has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund.

IHG also records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme.  These interest payments are recognised as interest income for the Fund and interest expense for IHG.  The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System.  As the Fund is included on the Group income statement, these amounts are included in the reported Group net financial expenses. Given that all results related to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, these interest amounts are deducted from profit available for equity holders.

Continuing and total operations	2018	2017 Restated
Basic earnings per ordinary share
Profit available for equity holders ($m)	351	540
Basic weighted average number of ordinary shares (millions)	190	193
Basic earnings per ordinary share (cents)	184.7	279.8
	_____	_____
Diluted earnings per ordinary share
Profit available for equity holders ($m)	351	540
Diluted weighted average number of ordinary shares (millions)	192	194
Diluted earnings per ordinary share (cents)	182.8	278.4
	_____	_____
* See the Use of Non-GAAP measures section in the Business Review.

	2018	2017 Restated
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	351	540
Adjusting items ($m):
System Fund revenues and expenses	146	34
Interest attributable to the System Fund	(19)	(13)
Tax attributable to the System Fund	-	3
Exceptional items before tax (note 7)	104	(4)
Tax on exceptional items (note 7)	(22)	2
Exceptional tax (note 7)	(5)	(90)
	_____	_____
Adjusted earnings ($m)	555	472
Basic weighted average number of ordinary shares (millions)	190	193
Adjusted earnings per ordinary share (cents)	292.1	244.6
	_____	_____
Adjusted diluted earnings per ordinary share
Diluted weighted average number of ordinary shares (millions)	192	194
Adjusted diluted earnings per ordinary share (cents)	289.1	243.3
	_____	_____

The diluted weighted average number of ordinary shares is calculated as:
	2018 millions	2017 millions
Basic weighted average number of ordinary shares	190	193
Dilutive potential ordinary shares	2	1
	_____	_____
	192	194
	_____	_____

10.	Dividends and shareholder returns
		2018 cents per share	2017 cents per share	2018 $m	2017 $m
	Paid during the year:
	Final (declared for previous year)	71.0	64.0	130	127
	Interim	36.3	33.0	69	62
	Special	-	202.5	-	404
		_____	_____	_____	_____
		107.3	299.5	199	593
		_____	_____	_____	_____

	Proposed for approval at the Annual GeneralMeeting (not recognised as a liability at31 December):
	Final	78.1	71.0	141	135
		_____	_____	_____	_____

In October 2018, the Board announced a $500m return of funds to shareholders by way of a special dividend of $2.621 per ordinary share, together with a share consolidation.  On 11 January 2019, shareholders approved the share consolidation on the basis of 19 new ordinary shares of 20 340/399p per share for every 20 existing ordinary shares of 19 17/21p, which became effective on 14 January 2019 and resulted in the consolidation of 10m shares.  The special dividend was paid on 29 January 2019 at a cost of $510m. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore reported earnings per share has not been restated.

The total number of shares held as treasury shares at 31 December 2018 was 6.8m.

11.
Acquisition of businesses

On 1 July 2018, the Group completed the acquisition of a 51% controlling interest in a joint venture with Formosa International Hotels Corporation to acquire the Regent Hotels and Resorts brand and associated management contracts ('Regent').  Regent is a leading luxury brand which adds to IHG's brand portfolio at the top end of the luxury segment.

On 25 July 2018, the Group completed a deal to operate nine hotels under long-term leases from Covivio (formerly Foncière des Régions) which operated under the Principal and De Vere Hotel brands.  An additional leased hotel was added to the portfolio on 13 November 2018, bringing the total to ten at 31 December 2018 ('UK portfolio').  Two further leased hotels were added on 14 February 2019.  The deal establishes IHG as the leading luxury hotel operator in the UK.   Over the next one to two years, the hotels will be rebranded to other brands in IHG's luxury and upscale portfolio.

The fair values of the identifiable assets and liabilities acquired, and the purchase consideration, are as follows:

$m
Identifiable intangible assets:
Brands	58
Management contracts	6
Property, plant and equipment	26
Inventories	1
Trade and other receivables	11
Cash and cash equivalents	2
Trade and other payables	(18)
Deferred revenue	(8)
Stamp duty liability	(14)
Deferred tax assets	14
Deferred tax liabilities	(11)
_____
Net identifiable assets acquired	67
Goodwill	83
_____
Total purchase consideration	150
_____
Comprising:
Cash paid on acquisition	22
Working capital settlement due	(3)
Deferred consideration	22
Contingent consideration	109
_____
150
_____

                The goodwill is attributable to the further trading potential and growth opportunities for the acquired businesses.

$m
Cash flows arising on acquisition:
Cash paid on acquisition	22
Settlement of stamp duty liability	14
Contingent consideration paid	4
Less: cash and cash equivalents acquired	(2)
_____
38
_____

12.	Reconciliation of profit for the year to cash flow from operations
	before contract acquisition costs	2018	2017 Restated
		$m	$m

	Profit for the year	352	541
	Adjustments for:
	Net financial expenses	81	72
	Income tax charge	133	115
	Depreciation and amortisation	80	78
	System Fund depreciation and amortisation	45	36
	Impairment	-	18
	Other exceptional items (including System Fund)	151	(13)
	Equity-settled share-based cost	38	27
	Dividends from associates and joint ventures	5	4
	Increase in contract costs	(3)	(5)
	Increase in deferred revenue	141	43
	Utilisation of provisions, net of charge	(6)	-
	Retirement benefit contributions, net of costs	(12)	(1)
	Other changes in net working capital	(37)	(36)
	Cash flows relating to exceptional items	(137)	(44)
	Contract assets deduction to revenue	19	17
	Other items	4	(3)
		_____	_____
	Total adjustments	502	308
		_____	_____
	Cash flow from operations before contract acquisition costs	854	849
		_____	_____

13.	Net debt
		2018	2017
		$m	$m

	Cash and cash equivalents	704	168
	Loans and other borrowings - current	(120)	(126)
	Loans and other borrowings - non-current	(2,129)	(1,893)
	Derivatives hedging debt values	15	-
		_____	_____
	Net debt*	(1,530)	(1,851)
		_____	_____
	Finance lease obligations included above	(235)	(231)
		_____	_____

	* See the Use of Non-GAAP measures section in the Business Review.

14.	Movement in net debt
		2018	2017
		$m	$m

	Net increase/(decrease) in cash and cash equivalents, net of overdrafts	563	(75)
	Add back cash flows in respect of other components of net debt:
	Issue of long-term bonds, including effect of currency swaps	(554)	-
	Decrease/(increase) in other borrowings	268	(153)
		_____	_____
	Decrease/(increase) in net debt arising from cash flows	277	(228)

	Non-cash movements:
	Finance lease obligations	(4)	(4)
	(Increase)/decrease in accrued interest	(3)	1
	Exchange and other adjustments	51	(114)
		_____	_____
	Decrease/(increase) in net debt	321	(345)

	Net debt at beginning of the year	(1,851)	(1,506)
		_____	_____
	Net debt at end of the year	(1,530)	(1,851)
		_____	_____

15.	Commitments and guarantees

At 31 December 2018, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment, intangible assets and key money was $136m (2017 $104m), including a commitment to spend $33m on the acquired UK portfolio (see note 11) within two and a half years of the acquisition date.  A loan facility of $5m (2017 $5m) has also been made available to a hotel owner; this was undrawn at 31 December 2018.  There were no commitments to invest in associates at 31 December 2018 (2017 $33m).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  At 31 December 2018, the amount provided in the financial statements was $3m (2017 $6m) and the maximum unprovided exposure under such guarantees was $42m (2017 $31m).

The Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise contracts.  At 31 December 2018, there were guarantees of $43m in place (2017 $54m).

16.	Contingencies Security incidents

In 2016, the Group was notified of (a) a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data, and (b) security incidents at a number of IHG branded hotels including the installation of malware on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties, together the Security Incidents.  A provision of $5m was made at 31 December 2016 to cover the estimated cost of reimbursing the impacted card networks for counterfeit fraud losses and related expenses.  During the year, the Group has reached agreement with the card networks on the assessments payable, $3m in total, the vast majority of which have been settled under the Group's insurance programme, with the balance expected to be similarly recovered.  As a consequence, a provision is no longer required at 31 December 2018.

The Group may also be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents.  Due to the general nature of the regulatory enquiries received and class action filings to date, other than mentioned below, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time.  These contingent liabilities are potentially recoverable under the Group's insurance programmes, although specific agreement will need to be reached with the relevant insurance providers at the time any claim is made.

To date, four lawsuits have been filed against IHG entities relating to the Security Incidents.  One of these has been withdrawn and a preliminary settlement, expected to be not more than $2m, has been agreed in respect of another lawsuit, although this is expected to be recovered from insurance.

Tax

Tax related developments during 2018 have confirmed that the Group no longer considers itself at risk of exposure to the outcome of the EU's State Aid investigation into the UK's Controlled Foreign Company rules.

Other

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Financial Statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

At 31 December 2018, the Group had no other contingent liabilities (2017 $nil).

17.	Events after the reporting period

On 12 February 2019, the Group completed the acquisition of Six Senses Hotels Resorts Spas ('Six Senses') for $300m paid in cash.  Six Senses is a leading operator of top-tier luxury hotels, resorts and spas with a world-renowned reputation for wellness and sustainability.  Six Senses will sit at the top of IHG's luxury portfolio.

The assets and liabilities acquired largely comprise intangible assets, being the Six Senses' brands, management contracts and goodwill.  Due to the close proximity of the acquisition date to the date of these preliminary financial statements, the initial accounting for the business combination is incomplete and the Group is unable to provide a quantification of the fair values of the assets and liabilities acquired.  The Group will include a provisional acquisition balance sheet with its interim results for 2019.

18.	Group financial statements

The preliminary statement of results was approved by the Board on 18 February 2019. The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.   Full Group financial statements for the year ended 31 December 2018 will be delivered to the Registrar of Companies in due course. Financial information for the year ended 31 December 2017 has been extracted from the Group's financial statements for that year as filed with the Registrar of Companies.

Auditor's review

The auditor, Ernst & Young LLP, has given an unqualified report in respect of the Group's financial statements for the year ended 31 December 2018 with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	19 02 2019